UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Free Translation into English from the Original Previously Issued in Portuguese

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

TABLE OF CONTENTS	Page

Report on review of consolidated condensed
interim financial statements

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the consolidated condensed balance sheet of Banco Santander (Brasil) S.A. ("Bank") and its subsidiaries as at September 30, 2023 and the related consolidated condensed statements of income and comprehensive income for three and nine-months then ended, and changes in stockholders' equity and cash flows for nine-months then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these consolidated condensed interim financial statements in accordance with the International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these consolidated condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with the International Accounting Standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

Other matters

Condensed statement of Value Added

The consolidated condensed interim financial statements referred to above include the consolidated condensed statement of value added for nine-months ended September 30, 2023, prepared under the responsibility of the Bank's management and presented as supplementary information for IAS 34 purposes. This statement has been subjected to review procedures performed together with the review of the consolidated condensed interim financial statements, for the purpose of concluding whether it is reconciled with the consolidated condensed interim financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that this consolidated condensed statement of value added has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the consolidated condensed interim financial statements taken as a whole.

São Paulo, October 25, 2023

Consolidated Condensed Balance Sheet

ASSETS	Note	09/30/2023	12/31/2022

Cash		24,543,149	22,003,439

Financial Assets Measured At Fair Value Through Profit Or Loss	3.a	223,501,871	145,515,302
Debt instruments		70,709,119	66,191,454
Equity instruments		3,594,722	2,605,279
Derivatives	18	32,104,525	20,234,506
Loans and advances to customers		2,524,213	1,894,282
Balances With The Brazilian Central Bank		114,569,292	54,589,781

Financial Assets Measured At Fair Value Through Other Comprehensive Income	3.a	52,983,216	55,425,671
Debt instruments		52,968,083	55,392,178
Equity instruments		15,133	33,493

Financial Assets Measured At Amortized Cost	3.a	726,461,191	663,824,373
Loans and amounts due from credit institutions		31,530,458	20,713,315
Loans and advances to customers		499,092,417	488,735,746
Debt instruments		112,212,218	81,329,013
Reserves at the Central Bank of Brazil		83,626,098	73,046,299

Hedging Derivatives	18	-	1,741,318

Non-Current Assets Held For Sale	4	834,888	699,136

Investments in Associates and Joint Ventures	5.a	1,611,283	1,727,570

Tax Assets		51,351,798	46,445,994
Current		9,243,581	7,838,406
Deferred		42,108,217	38,607,588

Other Assets		6,233,841	8,274,529

Tangible Assets	6.a	7,327,869	8,190,763

Intangible Assets		32,104,787	31,602,734
Goodwill	7	27,852,568	27,889,327
Other intangible assets	8	4,252,219	3,713,407

Total Assets		1,126,953,893	985,450,829

LIABILITIES AND STOCKHOLDERS' EQUITY
	Note	09/30/2023	12/31/2022

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	9.a	56,965,110	49,668,266
Trading derivatives	18	26,590,993	18,699,325
Short positions		24,309,096	22,047,423
Other financial liabilities		6,065,021	8,921,518

Financial Liabilities Measured at Amortized Cost	9.a	922,406,946	795,284,100
Deposits from Brazilian Central Bank and deposits from credit institutions		138,098,763	116,079,014
Customer deposits		567,010,042	489,953,489
Marketable debt securities		126,565,000	107,120,875
Debt Instruments Eligible to Compose Capital		19,949,728	19,537,618
Other financial liabilities		70,783,413	62,593,104

Hedging Derivatives	18	975,226	-

Provisions	10.a	11,077,084	9,115,143
Provisions for pension funds and similar obligations		2,342,596	1,775,202
Provisions for judicial and administrative proceedings, commitments and other provisions		8,734,488	7,339,941

Tax Liabilities		8,175,651	7,810,800
Current		4,713,651	4,168,800
Deferred		3,462,000	3,642,000

Other Liabilities		13,603,504	12,892,344

Total Liabilities		1,013,203,521	874,770,653

Stockholders' Equity		117,829,358	114,669,276
Share Capital	11.a	55,000,000	55,000,000
Reserves	11.c	61,233,922	54,701,499
Treasury shares	11.d	(1,108,131)	(1,219,316)
Profit for the period attributable to the Parent		7,403,567	14,287,093
Dividends	11.b	(4,700,000)	(8,100,000)

Other Comprehensive Income		(4,463,748)	(4,486,442)

Stockholders' Equity Attributable to the Parent		113,365,610	110,182,834

Non - Controlling Interests		384,762	497,342

Total Stockholders' Equity		113,750,372	110,680,176
Total Liabilities and Stockholders' Equity		1,126,953,893	985,450,829

The explanatory notes are an integral part of the condensed consolidated financial statements.

Consolidated Condensed Statements of Income

	Notes	07/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Interest and similar income		32,651,076	30,246,468	95,654,433	84,520,329
Interest expense and similar charges		(20,447,496)	(19,200,246)	(61,054,645)	(48,523,287)
Net Interest Income		12,203,580	11,046,222	34,599,788	35,997,042
Income from equity instruments		4,365	14,286	32,918	34,290
Income from companies accounted by the equity method	5.a	55,339	68,523	161,232	134,382
Fee and commission income		5,550,211	5,325,205	16,611,338	15,785,974
Fee and commission expense		(1,658,446)	(1,697,816)	(4,936,170)	(4,739,143)
Gains (losses) on financial assets and liabilities (net)		651,266	518,809	3,593,915	3,518,275
Financial Assets Measured At Fair Value Through Profit Or Loss		1,168,165	2,058,927	4,513,674	7,037,292
Financial instruments not measured at fair value through profit or loss		(580,548)	(989,412)	(1,010,383)	(3,463,885)
Other		63,649	(550,706)	90,624	(55,132)
Exchange differences (net)		(164,194)	965,905	(962,092)	(864,525)
Other operating expense		(244,171)	(380,748)	(629,324)	(406,085)
Total Income		16,397,950	15,860,386	48,471,605	49,460,210
Administrative expenses		(4,782,339)	(4,566,374)	(14,308,950)	(13,312,160)
Personnel expenses	13.a	(2,663,712)	(2,495,056)	(7,973,596)	(7,281,855)
Other administrative expenses	13.b	(2,118,627)	(2,071,318)	(6,335,354)	(6,030,305)
Depreciation and amortization		(692,871)	(655,029)	(2,067,307)	(1,911,975)
Tangible assets	6.a	(458,850)	(467,051)	(1,409,763)	(1,391,872)
Intangible assets	8	(234,021)	(187,978)	(657,544)	(520,103)
Provisions (net)		(1,159,747)	179,882	(3,320,546)	(715,974)
Impairment losses on financial assets (net)		(6,223,191)	(6,246,856)	(20,331,669)	(17,611,790)
Financial Instruments Measured At Amortized Cost	3.b.2	(6,223,191)	(6,246,856)	(20,331,669)	(17,611,790)
Impairment losses on other assets (net)		(73,952)	(51,625)	(141,308)	(108,084)
Other intangible assets	8	(2,979)	(6,940)	(8,116)	(20,001)
Other assets		(70,973)	(44,685)	(133,192)	(88,083)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		12,221	14,508	983,080	23,264
Gains (losses) on non-current assets held for sale not classified as discontinued operations		19,267	53,378	17,097	126,322
Operating Income Before Tax		3,497,338	4,588,270	9,302,002	15,949,813
Income taxes	12	(716,666)	(1,161,732)	(1,868,966)	(4,516,313)
Net income for the semester		2,780,672	3,426,538	7,433,036	11,433,500
Profit attributable to the Parent		2,770,946	3,454,181	7,403,567	11,397,678
Profit attributable to non-controlling interests		9,726	(27,643)	29,469	35,822

The accompanying notes from Management are an integral part of these financial statements.

Consolidated Condensed Statements of Comprehensive Income

		07/01 a 09/30/2023	07/01 a 09/30/2022	01/01 a 09/30/2023	01/01 a 09/30/2022
Profit for the Period		2,780,672	3,426,538	7,433,036	11,433,500

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	,	(513,166)	(273,291)	460,866	657,178

Financial Assets Measured At Fair Value Through Other Comprehensive Income	,	(554,497)	(109,873)	(23,659)	(461,137)
Financial Assets Measured At Fair Value Through Other Comprehensive Income	,	(1,030,512)	(423,612)	(66,606)	(874,207)
Taxes	,	476,015	313,739	42,947	413,070

Cash flow hedges		41,331	(163,418)	484,525	(196,041)
Valuation adjustments		78,813	(247,415)	923,917	(379,657)
Taxes		(37,482)	83,997	(439,392)	183,616

Other Comprehensive Income that won't be reclassified for Net income:		(17,735)	16,649	(438,172)	116,333

Defined Benefits plan		(17,735)	16,649	(438,172)	116,333
Defined Benefits plan		(244)	96,976	(695,937)	318,697
Taxes		(17,491)	(80,327)	257,765	(202,364)

Total Comprehensive Income		2,249,771	3,169,896	7,455,730	10,892,655
Attributable to the parent		2,240,044	3,197,539	7,426,261	10,856,833
Attributable to non-controlling interests		9,727	(27,643)	29,469	35,822
Total		2,249,771	3,169,896	7,455,730	10,892,655

The explanatory notes are an integral part of the condensed consolidated financial statements.

Consolidated Condensed Statements of Changes in Stockholders' Equity

		Stockholders´ Equity Attributable to the Parent

	Note	Share Capital	Reserves	Treasury shares	Profit Attributed to the Parent	Dividends and Remuneration	Stockholders´ Equity Attributable to the Parent	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders´ Equity
Balances at December 31, 2021		55,000,000	48,880,561	(713,039)	15,528,052	(9,649,000)	109,046,574	(47,576)	(2,924,221)	859,370	(1,294,001)	105,640,146	334,349	105,974,495
Total comprehensive income		-	-	-	11,397,678	-	11,397,678	(461,137)	116,333	-	(196,041)	10,856,833	35,822	10,892,655
Consolidated Net Income for the Period		-	-	-	11,397,678	-	11,397,678	-	-	-	-	11,397,678	35,822	11,433,500
Other comprehensive income		-	-	-	-	-	-	(461,137)	116,333	-	(196,041)	(540,845)	-	(540,845)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	(461,137)	-	-	-	(461,137)	-	(461,137)
Employee benefit plan		-	-	-	-	-	-	-	116,333	-	-	116,333	-	116,333
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	(196,041)	(196,041)	-	(196,041)
Appropriation of net income from prior years		-	15,528,052	-	(15,528,052)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital from prior years	11.b	-	(9,649,000)	-	-	9,649,000	-	-	-	-	-	-	-	-
Dividends and interest on capital	11.b	-	-	-	-	(6,400,000)	(6,400,000)	-	-	-	-	(6,400,000)	-	(6,400,000)
Treasury shares	11.d	-	-	(416,887)	-	-	(416,887)	-	-	-	-	(416,887)	-	(416,887)
Other		-	8,496	-	-	-	8,496	-	-	-	-	8,496	95,260	103,756
Balances at September 30, 2022		55,000,000	54,768,109	(1,129,926)	11,397,678	(6,400,000)	113,635,861	(508,713)	(2,807,888)	859,370	(1,490,042)	109,688,588	465,431	110,154,019

Balances at December 31, 2022		55,000,000	54,701,499	(1,219,316)	14,287,093	(8,100,000)	114,669,276	(755,009)	(2,895,520)	859,370	(1,695,283)	110,182,834	497,342	110,680,176
Total comprehensive income		-	-	-	7,403,567	-	7,403,567	(23,659)	(438,172)	-	484,525	7,426,261	29,469	7,455,730
Net Income Attributable to the Parent Company		-	-	-	7,403,567	-	7,403,567	-	-	-	-	7,403,567	29,469	7,433,036
Other comprehensive income		-	-	-	-	-	-	(23,659)	(438,172)	-	484,525	22,694	-	22,694
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	(23,659)	-	-	-	(23,659)	-	(23,659)
Employee benefit plan		-	-	-	-	-	-	-	(438,172)	-	-	(438,172)	-	(438,172)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	484,525	484,525	-	484,525
Appropriation of net income from prior years		-	14,287,093	-	(14,287,093)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital from prior years	11.b	-	(8,100,000)	-	-	8,100,000	-	-	-	-	-	-	-	-
Dividends and interest on capital	11.b	-	-	-	-	(4,700,000)	(4,700,000)	-	-	-	-	(4,700,000)	-	(4,700,000)
Treasury shares	11.d	-	-	111,185	-	-	111,185	-	-	-	-	111,185	-	111,185
Share-based compensation		-	90,332	-	-	-	90,332	-	-	-	-	90,332	-	90,332
Prescribed Dividends		-	51,959	-	-	-	51,959	-	-	-	-	51,959	-	51,959
Unrealized Profit		-	189,761	-	-	-	189,761	-	-	-	-	189,761	-	189,761
Other		-	13,278	-	-	-	13,278	-	-	-	-	13,278	(142,049)	(128,771)
Balances as of September 30, 2023		55,000,000	61,233,922	(1,108,131)	7,403,567	(4,700,000)	117,829,358	(778,668)	(3,333,692)	859,370	(1,210,758)	113,365,610	384,762	113,750,372
Changes in the Period		-	6,532,423	111,185	(6,883,526)	3,400,000	3,160,082	(23,659)	(438,172)	-	484,525	3,182,776	(112,580)	3,070,196

The explanatory notes are an integral part of the condensed consolidated financial statements.

Consolidated Condensed Statement of Cash Flows

	Note	01/01 to 09/30/2023	01/01 to 09/30/2022
1. Cash Flows From Operating Activities
Net income for the period		7,433,036	11,433,500
Adjustments to profit		32,545,612	62,950,437
Depreciation of tangible assets	6.a	1,409,763	1,391,872
Amortization of intangible assets	8	657,544	520,103
Impairment losses on other assets (net)		141,308	108,084
Provisions and Impairment losses on financial assets (net)		23,652,215	18,327,764
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(1,000,177)	(149,586)
Income from companies accounted by the equity method	5.a	(161,232)	(134,382)
Deferred tax assets and liabilities		(3,957,667)	(444,529)
Monetary Adjustment of Escrow Deposits		(560,933)	(533,472)
Recoverable Taxes		(432,726)	(383,156)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(5,764)	(607)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		12,742,182	43,928,355
Other		61,099	319,991
Net (increase) decrease in operating assets		(109,691,343)	(89,081,191)
Financial Assets Measured At Fair Value Through Profit Or Loss		(102,161,407)	(86,496,340)
Financial Assets Measured at Fair Value through Other Comprehensive Income		1,858,278	34,286,607
Financial Assets Measured At Amortized Cost		(13,474,384)	(33,223,569)
Other assets		4,086,170	(3,647,889)
Net increase (decrease) in operating liabilities		123,897,455	26,177,076
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		7,296,844	10,602,075
Financial liabilities at amortized cost		111,064,932	15,416,453
Other liabilities		5,535,679	158,548
Tax paid		(5,031,876)	(4,904,320)
Total net cash flows from operating activities (1)		49,152,884	6,575,502
2. Cash Flows From Investing Activities
Investments		(2,962,982)	(3,124,128)
Subsidiary acquisition		-	(406,920)
Tangible assets		(1,220,604)	(1,447,631)
Intangible assets		(1,317,993)	(947,056)
Non-collective assets for sale		(424,385)	(322,521)
Disposal		1,429,890	1,452,387
Subsidiary		182,428	-
Tangible assets		727,229	871,098
Intangible assets		108,715	196,515
Non-Current Assets Held For Sale		271,410	214,275
Dividends and interest on capital received		140,108	170,499
Total net cash flows from investing activities (2)		(1,533,092)	(1,671,741)
3. Cash Flows From Financing Activities
Acquisition (Disposal) of own shares	11.d	111,185	(416,887)
Issuance of other long-term liabilities		54,420,276	46,802,503
Dividends and interest on capital paid		(4,049,563)	(5,826,096)
Payments of other long-term liabilities		(33,136,977)	(26,360,906)
Interest Payments on Debt Instruments Eligible to Capital		(625,779)	(451,958)
Net increase in non-controlling interests		(134,214)	20,446
Capital Increase in Subsidiaries, by Non-Controlling Interests		-	72,018

Total net cash flows from financing activities (3)		16,584,928	13,839,120
Exchange variation on Cash and Cash Equivalents (4)		5,764	607
Net Increase in Cash and cash equivalents (1+2+3+4)		64,210,484	18,743,488
Cash and cash equivalents at the beginning of the period		49,565,334	32,668,749
Cash and cash equivalents at the end of the period		113,775,818	51,412,237

The explanatory notes are an integral part of the condensed consolidated financial statements.

1.       Operating context, presentation of condensed consolidated interim financial statements and other information

a)   Operational Context

Banco Santander (Brasil) S.A. (Banco Santander or Banco), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates (Santander Conglomerate) before the Central Bank of Brazil (Bacen), constituted as a joint-stock company, headquartered at Avenida Presidente Juscelino Kubitschek, 2041, Cj.281, Bloco A, Cond. JK Tower – Vila Nova Conceição – São Paulo - SP. Banco Santander operates as a bank multiple and develops its operations through the commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange. Through controlled companies, it also operates in the markets of payment institution, syndicate management, securities brokerage, insurance brokerage, loan financing consumption, digital platforms, benefit management, management and recovery of non-performing loans, capitalization and pension plans and supply and administration of food, meal and other vouchers. Operations are conducted in the context of a set of institutions that operate in an integrated manner in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are carried out in the normal course of business and under commutative conditions. The Board of Directors authorized the issuance of condensed consolidated interim financial statements for the period ended September 30, 2023 at the meeting held on October 24, 2023.

The referred Financial Statements and the documents that compose them, were subject to a report without reservation by the Auditors Independent, of recommendation for approval issued by the Audit Committee of Banco Santander.

b)    Presentation of condensed consolidated interim financial statements (prepared in accordance with IAS 34)

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (current name of the International Financial Reporting Interpretations Committee – IFRIC). All relevant information specifically relating to Banco Santander's financial statements, and only with respect to these are being evidenced, and correspond to the information used by Banco Santander in its administration.

For better comparison purposes, some comparative balances were reclassified in the statement of cash flows relating to the result of financial guarantees provided, effects of changes in exchange rates on assets and liabilities and reduction (increase) in other financial assets and liabilities.

c) Other information

c.1) Adoption of new standards and interpretations

The following amendments to standards were adopted for the first time for the financial year beginning January 1, 2023:

• IFRS 17 - In May 2017, the IASB issued the IFRS for insurance contracts which aims to replace IFRS 4. From January 1, 2023. This standard aims to provide greater transparency and ensure that an entity presents relevant information and that faithfully represents the essence of insurance operations in the financial statements, one of the main changes being the recognition of profits as a measure of the delivery of insurance services. Banco Santander assessed and concluded that the impact of adopting IFRS 17 is immaterial.

· Amendment to IAS 1 "Presentation of Financial Statements”:the purpose is to clarify that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The ranking is not affected by the entity's expectations or events after the reporting date. The amendments to IAS 1 are effective as of January 1, 2023 and there is no impact for Santander.

· Amendment to IAS 8 - Accounting Policies, Estimate Changes and Error Rectification: clarifies how entities should distinguish changes in accounting policies from changes in accounting estimates, since changes in estimates accounting principles are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current period. Without impact for Santander

· Amendment to IAS 12- Income Tax: requires entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This usually applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning obligations and restoration, as an example, and will require the recognition of additional deferred tax assets and liabilities. Santander already adopts this procedure.

· Amendment to IAS 21- Effects of Changes in Exchange Rates and Conversion of Financial Statements: If a currency is not convertible, it may be difficult to determine an appropriate exchange rate. Although uncommon, a lack of convertibility may arise when a government imposes exchange controls that prohibit the exchange of a currency or that limit the volume of foreign currency transactions. The amendment to IAS 21 clarifies how entities should assess whether a currency is easily convertible and how they should determine a spot exchange rate for a currency that is difficult to exchange, as well as requiring the disclosure of information that allows users of the Financial Statements to understand the impacts of a currency without convertibility. These changes are effective from January 1, 2025. Santander is evaluating the impacts of this change.

There are no other IFRS standards or IFRIC interpretations that have not yet come into force that could have a significant impact on the Bank's financial statements.

c.2) Estimates used

Consolidated results and calculation of consolidated equity are impacted by accounting policies, assumptions, estimates and measurement methods used by the Bank's managers in preparing the financial statements. the bank does estimates and assumptions that affect the reported amounts of assets and liabilities for future periods. All estimates and assumptions required, in accordance with IFRSs, are Management's best estimate in accordance with the applicable standard.

In the condensed consolidated interim financial statements, estimates are made by the Bank's Management and of consolidated entities in order to quantify certain assets, liabilities, income and expenses and disclosures in the notes.

c.2.1) Critical estimates

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and in the disclosures of explanatory notes, are described below:

i. Valuation of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value in profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured, at the end of each period, using valuation techniques. This calculation is based on assumptions, which take into account Management's judgment based on information and market conditions prevailing at the balance sheet date.

Banco Santander classifies fair value measurements using the fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments between Levels I, II or III.

Note 18.b of the Consolidated Interim Financial Statements as of September 30, 2023, presents the accounting practice and sensitivity analysis for the Financial Instruments, respectively.

ii. Provisions for losses on credits due to impairment

The carrying amount of impaired financial assets is adjusted by recording a provision for impairment of “Losses on financial assets (net) – Financial Assets measured at amortized cost” in the consolidated statement of income result. The reversal of previously recorded losses is recognized in the consolidated statement of income in the period in which the impairment decreases and can be objectively related to a recovery event.

To individually measure the impairment loss on loans assessed for impairment recoverable, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, income generation capacity, cash flow, management, corporate governance and quality of internal controls, track record payment terms, industry experience, contingencies and credit limits, as well as asset characteristics such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total amount of credit, and also based on historical experience of impairment and other circumstances known at the time of valuation.

To measure the impairment loss on loans that are collectively assessed for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, or that is, according to the segment, type of assets, guarantees and other factors associated with the historical experience of write-down recoverable and other circumstances known at the time of valuation.

Note 6 to the Consolidated Interim Financial Statements of September 30, 2023, presents the accounting practice and credit risk measurement measures, respectively.

iii. Provisions for pension funds

Defined benefit plans are registered based on an actuarial study, carried out annually by a specialized company, end of each year, effective for the subsequent period and are recognized in the consolidated income statement in the Interest and similar expenses and Provisions (net) lines.

The present value of a defined benefit obligation is the present value without deducting any plan assets, payments expected from future periods necessary to settle the obligation resulting from the employee's service in the current and past periods.

iv. Provisions, assets and contingent liabilities

Provisions for judicial and administrative proceedings are set up when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient certainty, based on the nature, complexity and history of the actions and the opinion of legal advisors internal and external.

v. Goodwill

The registered goodwill is subject to an impairment test, at least once a year or in a shorter period, in case of any indication of impairment of the asset.

The basis used for the impairment test is the value in use and, for this purpose, the cash flow is estimated for a period minimum of 5 years. The cash flow was prepared considering several factors, such as: (i) macroeconomic interest rate projections, inflation, exchange rate and others; (ii) behavior and growth estimates of the national financial system; (iii) increase in costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to perpetuity flows. The adoption of these estimates involves the probability of occurrence of future events and the change of any of these factors could have a different outcome. The cash flow estimate is based on a valuation prepared by the company independent expert, annually or whenever there are signs of a reduction in its recovery value, which is reviewed and approved by the Administration.

Additional details are in note 7.

vi. Expectation of realization of tax credits

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be recovered or paid on differences between the carrying values of assets and liabilities and their respective calculation bases, and tax loss credits and the negative basis of the accumulated CSLL. These values are measured at the rates expected to apply in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the assets deferred taxes can be used.

Other deferred tax assets (accumulated tax loss credits) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits to use.

Recognized deferred tax assets and liabilities are reviewed at each balance sheet date, making adjustments appropriate based on the findings of the analyzes carried out. The expected realization of the Bank's deferred tax assets is based on projections of future results and based on technical study.

2.       Basis of consolidation

The direct and indirect controlled entities and investment funds included in Banco Santander's Condensed Consolidated Financial Statements are highlighted below. Similar information on companies accounted for by the equity method by the Bank is provided in note 5.

		Quantity of Shares or Quotas Owned (in Thousands)			09/30/2023
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Consolidated Participation
Controlled by Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	50,159	-	100.00%	100.00%
Ben Benefícios e Serviços Instituição de Pagamentos S.A.(BEN Benefícios)	Payment Method	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Services provision	10,001	-	100.00%	100.00%
Gira - Gestão Integrada de Recebíveis do Agronegócio S.A.	Technology	381	-	80.00%	80.00%
Em Dia Serviços Especializados em Cobrança Ltda.	Collection and Recovery of Credit Management	257,306	-	100.00%	100.00%
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recovery of Credit Management	32,007	-	100.00%	100.00%
Rojo Entretenimento S.A.	Services Provision	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	71,181	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	872,186	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.(Santander CCVM)	Broker	14,067,640	14,067,640	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Broker	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Other Activities	241,941	-	100.00%	100.00%
SX Negócios Ltda.	Other Activities	75,050	-	100.00%	100.00%
Tools Soluções e Serviços Compartilhados Ltda.	Other Activities	192,000	-	100.00%	100.00%
Controlled by Aymoré CFI
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	0.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A. (Solution 4Fleet)	Technology	328	-	0.00%	80.00%
Controlled by Santander Leasing
Banco Bandepe S.A.	Bank	3,589	-	0.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A. (Santander DTVM)	Distributor	461	-	0.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	0.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	0.00%	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Real Estate	17,084	-	0.00%	100.00%
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	Technology	3,808	-	0.00%	90.00%
Controlled by Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e Valores Mobiliários Ltda. (Toro CTVM)	Broker	21,559	-	0.00%	62.51%
Toro Investimentos S.A.	Broker	44,101	-	0.00%	14.78%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Investments	228,461	-	0.00%	76.55%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Technology	22,452	-	0.00%	50.00%
Controlled by Toro Investimentos S.A.
Toro Asset	Investments	918,264	-	0.00%	100.00%
Mobills Labs Soluções em Tecnologia Ltda.	Technology	1,122,000	-	0.00%	100.00%
Controlled by Mobills Labs Soluções em Tecnologia Ltda.
Mob Soluções em Tecnologia Ltda.	Technology	20	-	0.00%	100.00%
Controlled by Monetus Investimentos S.A.
Mobills Corretora De Seguros Ltda.	Broker	3,010	-	0.00%	100.00%

Consolidated Investment Funds

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (3);

•         Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC) (1);

•         Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (2);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (3);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (4);

•         Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos;

•         Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (4);

•         Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior;

•         Fundo de Investimentos em Direitos Creditórios – Getnet (5);

•         Santander Flex Fundo de Investimento Direitos Creditórios (6);

•         San Créditos Estruturados – Fundo de Investimento em Direitos Creditórios Não Padronizado (6); e

•         D365 – Fundo De Investimento em Direitos Creditórios (7);

•         Fundo de Investimento em Direitos Creditórios Tellus (8).

(1) The Renault manufacturer (an entity not belonging to the Santander Conglomerate) sells its duplicates to the Fund. This Fund exclusively purchases duplicates from the Renault manufacturer. In turn, Banco RCI Brasil S.A. holds 100% of its subordinated shares.

(2) Banco Santander appeared as a creditor in certain overdue credit operations that had real estate as collateral. The operation to recover these credits consists of the contribution of properties as collateral for the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's shares to Banco Santander, through payment in payment of the credit operations.

(3) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. Santander Paraty does not have its own equity position, with all records coming from the financial position of Santander FI Hedge Strategies.

(4) Atual – Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“FIM”) is the exclusive shareholder of the funds. FIM began to be consolidated in August 2020, being controlled by Return Capital Serviços de Recuperação de Crédito S.A.

(5) This fund began to be consolidated in June 2022 and is controlled through Aymoré CFI, holding 100% of the shares in this fund.

(6) This fund began to be consolidated in September 2022 and is controlled through Return Capital Serviços de Recuperação de Crédito S.A., holding 100% of the shares in these funds.

(7) This fund began to be consolidated in June 2023 and is controlled through Return Capital Serviços de Recuperação de Crédito S.A., holding 100% of the shares in this fund;

(8) This fund began to be consolidated in September 2023 and is controlled through Return Capital Serviços de Recuperação de Crédito S.A., it holds 100% of the shares in this fund.

Corporate movements were implemented with the aim of reorganizing the operations and activities of the entities in accordance with the business plan of the Santander Conglomerate.

a)     Sale of the entire stake held in Banco PSA Finance Brasil S.A. and Stellantis Corretora de Seguros e Serviços Ltda.

On August 31, 2023, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora de Seguros”) concluded the sale operation of equity interests held (the ) by Aymoré, representing 50% (fifty percent) of the share capital of Banco PSA Finance Brasil S.A. (“Banco PSA”), to Stellantis Financial Service, S.A. and (b) by Santander Corretora de Seguros, representing 50% (fifty percent) of the share capital of Stellantis Corretora de Seguros e Serviços Ltda. (“Stellantis Corretora”), for Stellantis Services Ltd. (“Operation”).

With the conclusion of the Transaction, Aymoré no longer holds a shareholding in Banco PSA and Santander Corretora de Seguros no longer holds a shareholding in Stellantis Corretora.

b)    Acquisition of participation and investment in Fit Economia de Energia S.A.

On August 1, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. entered into, with HB Fit Participações Ltda., a contract for the acquisition and investment in Fit Economia de Energia S.A. (“Company”), so that, a Once the operation is completed, you will hold 65% of the Company's share capital (“Operation”).

The completion of the Transaction will be subject to compliance with certain suspensive conditions usual in similar transactions, including obtaining the relevant regulatory authorizations.

c)     Joint-venture between Banco Santander (Brasil) S.A. and Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda

On June 24, 2023, Banco Santander signed, together with Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda., a joint-venture agreement, so that, once the operation is completed, it will hold 20% of the share capital of Sodexo Pass do Brasil Serviços e Comércio S.A. (“Operation”).

The completion of the Transaction will be subject to compliance with certain suspensive conditions usual in similar transactions, including obtaining the relevant regulatory authorizations.

d)    Acquisition of the entire shareholding in Toro Participações S.A.

On June 7, 2023, Banco Santander signed, together with the shareholders of Toro Participações S.A. (“Toro Participações”), a contract for the acquisition of all shares in Toro Participações, so that, once the operation is completed, it will be indirectly hold 100% of the share capital of Toro Corretora de Títulos e Valores Mobiliários S.A. and Toro Investimentos S.A. (“Operation”).

The completion of the Transaction will be subject to compliance with certain suspensive conditions usual in similar transactions, including obtaining the relevant regulatory authorizations.

e)     Sale of Santander Corretora's stake in Webmotors S.A. for carsales.com Investments PTY LTD

On April 28, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) concluded the sale of shares representing 40% of the share capital of Webmotors S.A. (“Webmotors”) to Carsales.com Investments PTY LTD (“Carsales”) (“Operation”).

With the conclusion of the Operation, Santander Corretora now holds 30% and Carsales holds 70% of the share capital of Webmotors.

f)     Investment by Santander Corretora de Seguros, Investimentos e Serviços S.A. at Biomas – Serviços Ambientais, Restauração e Carbono S.A.

On November 9, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) entered into an investment agreement to become a shareholder (“Operation”) of Biomas – Serviços Ambientais, Restauração e Carbono S.A. (“Biomas ”). Biomas is a company created with the purpose of providing services aimed at the development and execution of activities aimed at the restoration and conservation of biodiversity and natural ecosystems, therefore aligning with the ESG (Environmental, Social and Governance) purposes of the Santander Group.

On March 21, 2023, with the conclusion of the Operation, Santander Corretora will hold 16.66% of Biomas' shareholding.

g)    Investment by Lexisnexis Serviços de Análise de Risco Ltda. at Gestora de Inteligência de Crédito S.A.

On December 20, 2022, Banco Santander, together with the other shareholders, closed the investment operation, through the subscription of new shares, by Lexisnexis Serviços de Análise de Risco Ltda. (“Lexisnexis”) at Gestora de Crédito Crédito S.A. (“GIC”). Upon completion of the subscription, Lexisnexis becomes a shareholder holding shares equivalent to 20% (twenty percent) of GIC's share capital.

With the request for closure and the entry of Lexisnexis into the GIC, Santander now holds 15.56% of the shares issued by the GIC.

h)    Total spin-off of Atual Serviços de Recuperação de Créditos and Meios Digitais S.A. to Return Capital S.A. and Em Dia Serviços Especializados em Cobrança Ltda.

On October 31, 2022, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (“Atual”) was completely split, with its assets identified by both of its direct subsidiaries, Return Capital S.A. (“Return”) and Em Dia Serviços Especializados em Cobrança Ltda. (“Up to date”) in accordance with the proportions provided for in the Protocol and Justification of the operation. With the implementation of the total spin-off, Return had its capital increased by R$ 3,990,617 and “Em dia” by R$ 267,027.05, both becoming directly owned by Banco Santander (Brasil) S.A., the sole partner of “Em dia”.

i)      Acquisition of interest in SX Tools Soluções e Serviços Compartilhados Ltda.

On September 26, 2022, Banco Santander subscribed to the capital increase in SX Tools Soluções e Serviços Comparados Ltda (“SX Tools”), becoming the sole partner of the company. As of September 30, 2022, the capital payment was pending. SX Tools will primarily operate in the provision of services to Banco Santander and Group companies and will focus on hiring technology suppliers aimed at providing such services.

j)      Sale Acquisition of interest in the CSD Central of Registration and Deposit Services to the Financial and Capital Markets S.A

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”), together with other investors, together with CSD Central de Serviços de Registro e Depósito ao Mercados Financeiro e de Capitais S.A. (“CSD BR”) and their respective shareholders, certain investment agreement and other covenants (“Agreement”) with a view to subscribing to a minority interest in CSD BR (“Operation”). CSD BR operates as a registrar of financial assets, derivatives, securities and insurance policies, authorized by the Central Bank of Brazil, the Securities and Exchange Commission and the Private Insurance Superintendence. After compliance with the precedent conditions established in the Agreement, the closing of the Transaction took place on May 26, 2022, so that Santander Corretora now holds 20% (twenty percent) of the shareholding in CSD BR.

k)     Sale of the entire stake held in Paytec Tecnologia em Pagamentos Ltda. and Paytec Logistics and Warehouse Ltda.

On May 26, 2022, Banco Santander entered into, with Getnet Adquirência e Serviços para Meios de Controle S.A. – Institution of Payment (“Getnet IP”), the contract for the purchase and sale of shares, transfer of ownership and other covenants, 100% of the shares of Paytec Tecnologia em Escolhas Ltda. ("Operation"). With the implementation of the Operation, Getnet IP now directly holds 100% of the shares of Paytec Tecnologia em Escolhas Ltda and indirectly controls Paytec Logística e Armazém Ltda.

l)      Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”) , and Toro Investimentos S.A. (“Toro Investimentos” and, together with Toro CTVM, “Toro”) celebrated, together with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (together “Monetus”), investment agreement and other covenants, whereby, once the operation is completed, Toro Investimentos would hold 100% of the share capital of Monetus (“Operation”). Monetus, originally from Belo Horizonte, carries out its activities through an automated investment application based on objectives. After compliance with the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

m)   Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. e Mob Solutions in Technology Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”) , and Toro Investimentos S.A. (“Toro Investimentos” and, together with Toro CTVM, “Toro”) celebrated, together with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (together “Mobills”) , investment agreement and other covenants, whereby, once the operation is completed, Toro Investimentos would hold 100% of the share capital of Mobills (“Operation”). Headquartered in Ceará, Mobills has a variety of financial applications that have a large user base, especially those related to financial planning. After compliance with the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

3.       Financial assets

a)     Classification by nature and category

The classification by nature and category for the purpose of valuing the Bank's assets, except for the items related to “Cash and reserves at the Central Bank of Brazil” and “Derivatives used as Hedge”, on September 30, 2023 and December 31, 2022 is shown below:

				09/30/2023
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	114,569,292	-	83,626,098	198,195,390
Loans and amounts due from credit institutions	-	-	31,530,458	31,530,458
Of which:
Loans and amounts due from credit institutions	-	-	31,539,463	31,539,463
Impairment losses (note 3-b.2)	-	-	(9,005)	(9,005)
Loans and advances to customers	2,524,213	-	499,092,417	501,616,630
Of which:
Loans and advances to customers, (1)	2,524,213	-	531,382,711	533,906,924
Impairment losses (note 3-b.2)	-	-	(32,290,294)	(32,290,294)
Debt instruments	70,709,119	52,968,083	112,212,218	235,889,420
Of which:
Debt instruments	70,709,119	52,968,083	113,523,416	237,200,618
Impairment losses (note 3-b.2)	-	-	(1,311,198)	(1,311,198)
Equity instruments	3,594,722	15,133	-	3,609,855
Trading derivatives	32,104,525	-	-	32,104,525
Total	223,501,871	52,983,216	726,461,191	1,002,946,278

				12/31/2022
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	54,589,781	-	73,046,299	127,636,080
Loans and amounts due from credit institutions	-	-	20,713,315	20,713,315
Of which:
Loans and amounts due from credit institutions	-	-	20,725,914	20,725,914
Impairment losses (note 3-b.2)	-	-	(12,599)	(12,599)
Loans and advances to customers	1,894,282	-	488,735,746	490,630,028
Of which:
Loans and advances to customers,(1)	1,894,282	-	522,761,008	524,655,290
Impairment losses (note 3-b.2)	-	-	(34,025,262)	(34,025,262)
Debt instruments	66,191,454	55,392,178	81,329,013	202,912,645
Of which:
Debt instruments	66,191,454	55,392,178	82,502,775	204,086,407
Impairment losses (note 3-b.2)	-	-	(1,173,762)	(1,173,762)
Equity instruments	2,605,279	33,493	-	2,638,772
Trading derivatives	20,234,506	-	-	20,234,506
Total	145,515,302	55,425,671	663,824,373	864,765,346

(1)    As of September 30, 2023, the balance recorded under “Loans and advances to customers” referring to operations in the loan portfolio assigned is of R$28,472 (12/31/2022 - R$32,647) and R$27,564 (12/31/2022 - R$32,138) of "Other financial liabilities - Financial Liabilities Associated with Transfer of Assets”.

b) Valuation adjustments arising from impairment of financial assets

b.1) Financial assets measured at fair value through Other Comprehensive Income

As indicated in explanatory note 2 to the Bank's consolidated Interim Financial Statements for the quarter ended September 30, 2023, changes in the carrying amount of financial assets and liabilities are recognized in the statement consolidated statement of income and except in the case of financial assets measured at fair value through other comprehensive income, in which changes in fair value are temporarily recognized in consolidated equity, under “Other income comprehensive”.

Debits or credits in "Other Comprehensive Income" arising from changes in fair value, remain in equity consolidated net income of the Bank until the respective assets are derecognized, when they are recognized in the statement consolidated result. As part of the fair value measurement process, when there is evidence of impairment losses of these instruments, the amounts are no longer recognized in shareholders' equity under the caption "Financial Assets Measured at Fair Value through Other Comprehensive Income” and are reclassified to the Consolidated Statement of Income at cumulative value on that date.

On September 30, 2023, the Bank analyzed the variations in the fair value of the various assets that make up this portfolio and concluded that,on that date, there were no significant differences whose origin could be considered as arising from impairment losses (impairment). Consequently, all changes in the fair value of these assets are presented in "Other Income Comprehensive”. Changes in the balance of other comprehensive income in the interim period are recognized in the statement Consolidated Other Comprehensive Income.

In the second quarter of 2022, in accordance with the best corporate governance practices, Management approved the change in the business model of bonds and securities held for the purpose of collecting contractual cash flows and sell to held with the objective of collecting contractual cash flows, in the amount of R$ 11 billion with no impact on result, with the balance in Equity reversed in full.

This decision is based on a response to changes brought About by the approval of Law 14.031/20 and, with the aim of adapting the new interest rate risk management conditions, the pre-fixed government securities LTNs that were used to cover the interest differential were reclassified on April 1, 2022. Such change in legislation entails changing the Model of Management used by Management to manage these securities, and it is estimated that the LTNs maturing in 2024 do not fit more in “Kept to Collect and Sell” models, and with the extinction of the fiscal asymmetry of investments abroad, such securities will be used exclusively for purposes of collecting cash flows.

Thus, with the reclassification carried out on April 1, 2022, the Federal Public Securities - LTNs maturing in 2024 are no longer recorded at Fair Value in Other Comprehensive Income, and become effective for Principal Payment Only and Interest. This event results in the full reversal of the mark-to-market amount recorded in Other Comprehensive Income on the reclassification date in the gross total of R$ 1,025 million, reducing, on the other hand, the value of the registered asset.

b.2) Financial assets measured at amortized cost - loans, other amounts with credit institutions and advances to customers

The changes in the provisions for impairment of assets included in “Financial assets measured at amortized cost - loans, other amounts with credit institutions and advances to customers” in the period ended on September 30, 2023 and 2022 were the following:

		01/01 to 09/30/2023		01/01 to 09/30/2022
Balance at beginning of the period	.	35,211,623	.	29,723,376
Provision for losses on financial assets	.	19,380,366	.	16,805,846
Write-off of impaired balances against recorded impairment allowance	.	(20,967,869)	.	(12,288,509)
Exchange Variation		(13,623)		(13,728)
Balance at end of the period (Note 3.a)	.	33,610,497	.	34,226,985
Provision for contingent liabilities (note 10.a)	.	487,021	.	550,746
Total balance of allowance for impairment losses, including provisions for contingent liabilities	.	34,097,518	.	34,777,731
Loans written-off recovery	.	1,104,544	.	697,549
Discount granted	.	(2,055,847)	.	(1,503,494)

Considering the amounts recognized in "Recognition (Reversal) for losses on financial assets", "Recoveries of loans written off as a loss" and "Discount Granted" total R$20,331,669 and R$17,611,790 in the periods ended on 30 September 2023 and 2022, respectively

c) Non-recoverable assets

A financial asset is considered non-recoverable when there is objective evidence of the occurrence of events that: (i) cause an adverse impact on the estimated future cash flows on the date of the transaction, in the case of debt instruments (loans and debt securities); (ii) mean that their book value cannot be fully recovered, in the case of equity instruments; (iii) arising from the breach of loan clauses or terms, and (iv) during the bankruptcy process.

The details of changes in the balance of financial assets classified as “Loans, advances to customers and Debt Instruments” considered as non-recoverable due to credit risk in the periods ended September 30, 2023 and 2022 are as follows:

	01/01 to 09/30/2023	01/01 to 09/30/2022
Balance at beginning of the period	39,146,979	26,923,312
Net additions	23,229,225	24,892,016
Write-off of impaired balances against recorded impairment allowance	(22,904,532)	(13,611,673)
Balance at end of the period	39,471,672	38,203,655

d) Provisions for contingent commitments

IFRS 9 requires that the provision for expected credit losses be recorded for financial guarantee contracts provided, that have not yet been honored. It should be measured and accounted for at the provision expense that reflects the credit risk in the event of honored guarantees and the endorsed customer does not comply with its contractual obligations. Below is the movement of these provisions for the periods ended September 30, 2023 and 2022.

	01/01 to 09/30/2023	01/01 to 09/30/2022
Balances at the beginning of the period	340,005	417,001
Constitution of provisions for contingent liabilities	103,815	(45,148)
Balances at the end of period	443,820	371,853

4.       Non-current assets held for sale

Non-current assets held for sale include assets not in use.

5.       Investments in associates and joint ventures

Joint Control

Banco Santander considers investments classified as jointly controlled when they possess a shareholders' agreement, which sets that the strategic, financial and operating decisions and require the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating decisions of the investee) but it does not control or has joint control over the investee.

a)     Breakdown

			Participation %
	Activity	Country	09/30/2023	12/31/2022
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	15.56%	15.56%
Santander Auto S.A.	Other Activities	Brazil	50.00%	50.00%
Jointly Controlled by Santander Corretora de Seguros
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	18.98%	18.98%
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%
PSA Corretora de Seguros e Serviços Ltda. (4)	Insurance Broker	Brazil	0.00%	50.00%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	Other Activities	Brazil	20.00%	20.00%
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	Other Activities	Brazil	16.67%	0.00%
Jointly Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Other Activities	Brazil	51.00%	51.00%
Car10 Tecnologia e Informação S.A. (Car10)	Other Activities	Brazil	66.67%	66.67%
Jointly Controlled by TecBan		Brazil
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	Brazil	100.00%	100.00%
TecBan Serviços Integrados Ltda.	Other Activities	Brazil	100.00%	100.00%
Jointly Controlled by Tbnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	Brazil	100.00%	100.00%
Significant Influence of Banco Santander
CIP S.A. (4)	Other Activities	Brasil	17.52%	17.87%
Significant Influence of Santander Corretora de Seguros
Webmotors S.A. (2)(5)	Other Activities	Brazil	30.00%	70.00%

	09/30/2023			12/31/2022
	Assets	Liabilities	Profit (Loss)	Assets	Liabilities	Profit (Loss)
Jointly Controlled by Banco Santander	12,870,377	12,811,270	59,105	13,013,828	12,914,541	169,596
Banco RCI Brasil S.A.	11,304,323	11,243,240	61,082	11,232,921	11,078,109	211,111
Estruturadora Brasileira de Projetos S.A. - EBP	6,922	6,789	133	6,831	11,427	390
Gestora de Inteligência de Crédito	1,255,945	1,288,510	(32,566)	1,565,100	1,642,454	(68,330)
Santander Auto S.A.	303,187	272,731	30,456	208,976	182,551	26,425
Jointly Controlled by Santander Corretora de Seguros	2,884,178	2,876,707	7,470	3,199,816	3,143,227	56,588
Tecnologia Bancária S.A. - TECBAN	2,633,135	2,627,476	5,659	2,973,912	2,921,075	52,837
Hyundai Corretora de Seguros	4,995	4,543	452	4,025	4,037	(12)
PSA Corretora de Seguros e Serviços Ltda.	-	-	-	5,400	3,358	2,041
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	215,722	212,398	3,324	216,479	214,757	1,722
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	30,326	32,290	(1,965)	-	-	-
Significant Influence of Banco Santander	3,073,067	2,679,900	393,167	2,652,068	2,374,932	277,136
CIP S.A.	3,073,067	2,679,900	393,167	2,652,068	2,374,932	277,136
Significant Influence of Banco Santander	487,964	410,257	77,707	393,592	316,559	77,033
Webmotors S.A.	487,964	410,257	77,707	393,592	316,559	77,033
Total	19,315,586	18,778,134	537,449	19,259,304	18,749,259	580,353

(1) The Bank exercises joint control over the entity with the other majority shareholders, through a shareholders' agreement where no business decision can be taken by a single shareholder.

(2) In accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and Carsales.com Investments PTY

LTD. (Carsales).

(3) Pursuant to the shareholders' agreement, control is shared by Santander Corretora de Seguros and PSA Services LTD.

(4) In March 2022, the Interbank Payments Chamber – CIP was demutualized. The non-profit association went through a spin-off, part of which was     incorporated into a new for-profit company CIP S.A.

(5) Banco Santander Brasil S.A, through its subsidiary Santander Corretora de Seguros, sold part of its shareholding in Webmotors

S.A, to Carsales, thus disposing of 40% of the company's share capital in the Consolidated, as detailed in note 2.

	Investments		Results
	09/30/2023	12/31/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Jointly Controlled by Banco Santander	611,273	645,686	43,666	78,310
Banco RCI Brasil S.A.	508,770	552,572	33,025	44,923
Estruturadora Brasileira de Projetos S.A. - EBP	759	746	14	29
Gestora de Inteligência de Crédito	57,341	61,590	(4,601)	(11,740)
Santander Auto S.A.	44,403	30,778	15,228	9,588
CIP S.A	-	-	-	35,510
Jointly Controlled by Santander Corretora de Seguros	289,572	288,006	1,083	56,072
Webmotors S.A.	-	-	-	36,917
Tecnologia Bancária S.A. - TECBAN	241,280	243,649	(317)	18,710
Hyundai Corretora de Seguros	1,480	1,254	226	(76)
PSA Corretora de Seguros e Serviços Ltda.	-	540	1,925	402
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	42,139	42,563	(424)	119
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	4,673	-	(327)	-
Significant Influence of Banco Santander	475,375	407,441	82,093	-
CIP S.A	475,375	407,441	34,390	-
Significant Influence of Santander Corretora de Seguros	235,063	386,437	34,390	-
Webmotors S.A.	235,063	386,437	34,390	-
Total	1,611,283	1,727,570	161,232	134,382

The Bank does not have guarantees granted to companies with joint control and significant influence.

The Bank does not have contingent liabilities with significant possible risk of loss related to investments for companies with joint control and significant influence.

b)    Changes

Below are the changes in the balance of this item in the period ended on September 30, 2023 and 2022:

	01/01 to 09/30/2023		01/01 to 09/30/2022
	Joint Control	Significant Influence	Joint Control	Significant Influence
Balance at beginning of exercise	1,320,129	407,441	1,232,646	-
Change in scope of consolidation	(386,437)	386,437	(11,604)	-
Adjustment to market value	(29,727)	(651)	(29,935)	-
Add / Lower	(2,111)	(185,371)	(255)	-
Equity in earnings of subsidiaries	44,749	116,483	134,382	-
Dividends proposed / received	(50,757)	(13,956)	(12,410)	-
Jointly Controlled Capital Increase	5,000	54	50,430	356,745
Balance at end of exercise	900,846	710,437	1,363,254	356,745
Total Investments		1,611,283		1,719,999

c)     Impairm ent losses

No impairment losses were recognized on investments in associates and joint ventures in September 30, 2023, and December 31, 2022.

d)    Other information

Details of the principal jointly controlled entities:

•         Banco RCI Brasil S.A.:A company incorporated in the form of a joint stock company with headquarters in Paraná, aims to the main practice of investment, leasing, credit, financing and investment operations, with a view to sustain the growth of the automotive brands Renault and Nissan in the Brazilian market, with operations focused on, mainly to financing and leasing to the final consumer. It is a financial institution that is part of the RCI Group Banque and Santander Conglomerate, their operations being conducted in the context of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controlling shareholders.

6.       Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for its own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during the period ended September 30, 2023 and 2022.

a)     Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

	Land and buildings	Data Processing Systems	Furniture and equipment of use and vehicles	Property Lease	Works in progress and others	Total
Balance as of December 31, 2022	1,720,703	1,596,896	2,908,708	1,976,596	(12,140)	8,190,763
Addition	94,097	589,547	498,660	38,300	-	1,220,604
Write-off	(138,120)	(147,195)	(53,506)	(388,408)	-	(727,229)
Depreciation of the period	(316,506)	(17,777)	(687,463)	(388,017)	-	(1,409,763)
Transfers	72,105	(114,199)	95,588	-	-	53,494
Balance as of September 30, 2023	1,432,279	1,907,272	2,761,987	1,238,471	(12,140)	7,327,869

Balance as of December 31, 2021	1,803,756	1,690,184	2,982,561	2,319,424	(12,140)	8,783,785
Addition	38,777	221,597	420,464	766,793	-	1,447,631
Write-off	(22,172)	(188,240)	(367,803)	(292,883)	-	(871,098)
Depreciation of the period	(56,809)	(246,155)	(647,046)	(441,862)	-	(1,391,872)
Transfers	-	57,616	(38,437)	-	-	19,179
Balance as of September 30, 2022	1,763,552	1,535,002	2,349,739	2,351,472	(12,140)	7,987,625

The depreciation expenses has been included in the heading “Depreciation and amortization” in the income statement.

b)    Losses due to non-recovery

In the period ended September 30, 2023, there was no impact of an impairment expense.

c)     Tangible asset purchase commitments

As of September 30, 2023, the Bank has no contractual commitments for the acquisition of tangible assets (12/31/2022 – R$ 50,047)

7.       Intangible assets - Goodwill

The goodwill constitutes the surplus between the acquisition cost and the Bank's participation in the net fair value of the acquiree's assets, liabilities and contingent liabilities. When the excess is negative (discount), it is recognized immediately in income. In accordance with IFRS 3 Business Combinations, goodwill is accounted for at cost and is not amortized, but tested annually for impairment purposes or whenever there are indications of impairment of the cash-generating unit to which he was allocated. Goodwill is accounted for at cost less accumulated impairment losses. Impairment losses recognized on goodwill are not reversed. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to the impairment test (note 1.c.2.1.v) and was allocated according to the operating segment (note 15).

Based on the assumptions described above, no impairment of goodwill was identified on S eptember 30, 2023. Throughout the third quarter of 2023, no indication of impairment of goodwill was identified.

	09/30/2023	12/31/2022
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565
Em Dia Serviços Especializados em Cobranças Ltda.	184,447	236,626
Toro Corretora de Títulos e Valores Mobiliários Ltda.	160,770	160,771
Olé Consignado (current corporate name of Banco Bonsucesso Consignado)	62,800	62,800
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135	42,135
Return Capital Serviços de Recuperação de Créditos S.A. (current corporate name of Ipanema Empreendimentos e Participações S.A.)	41,324	24,346
Monetus Investimentos S.A.	39,919	39,919
Mobills Labs Soluções em Tecnologia Ltda.	39,589	39,589
Solution 4Fleet Consultoria Empresarial S.A.	32,590	32,590
Santander Brasil Tecnologia S.A.	16,381	16,381
Apê11 Tecnologia e Negócios Imobiliários S.A.	9,777	9,777
Gira - Gestão Integrada de Recebíveis do Agronegócio S.A.	5,271	5,271
Banco PSA Finance Brasil S.A.	-	1,557
Total	27,852,568	27,889,327

		Commercial Bank
		12/31/2022
Key assumptions:
Basis for determining the recoverable amount
Period of the projections of cash flows (1)		5 years
Perpetual growth rate		5.1%
Discount rate (2)		12.9%

(1) The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax on December 31, 2022 was 19.09%.

A quantitative goodwill recoverability test is performed annually. At the end of each financial year, an analysis is carried out regarding the existence of accusations of impairment. In the period ended September 30, 2023 and fiscal year 2022 there was no evidence of impairment. In the goodwill recoverability test, discount and growth rates in perpetuity are the most sensitive bets for calculating the present value (value in use) of discounted future cash flows. With a variation of +0.25% or -0.25% in these rates, the value of future cash flows discounted to present value continues to indicate the non-existence of impairment.

8.       Intangible assets - Other intangible assets

The movement of other intangible assets in the period ended September 30, 2023 and 2022, was as follows:

	Movement of:
	12/31/2022 to 09/30/2023			12/31/2021 to 09/30/2022
	IT developments	Other assets	Total	IT developments	Other assets	Total
Opening Balance	3,457,640	255,767	3,713,407	2,723,667	147,652	2,871,319
Addition	1,222,899	95,094	1,317,993	937,691	9,365	947,056
Write-off	(86,711)	(22,004)	(108,715)	(195,451)	(1,064)	(196,515)
Transfers	(4,806)	-	(4,806)	319,311	(24,817)	294,494
Amortization	(446,333)	(211,211)	(657,544)	(513,827)	(6,276)	(520,103)
Impairment	(7,157)	(959)	(8,116)	-	(20,001)	(20,001)
Final balance	4,135,532	116,687	4,252,219	3,271,391	104,859	3,376,250
Estimated Useful Life	5 years	Until 5 years		5 years	Until 5 years

Amortization expenses were included in the item "Depreciation and amortization" in the income statement.

9.       Financial liabilities

a)   Classification by nature and category

The classification, by nature and category for the purposes of valuation, of the Bank's financial liabilities other than those included in “Derivatives used as hedges”, on September 30, 2023 and December 31, 2022:

			09/30/2023
	Financial Liabilities Measured at Fair Value in Income	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	138,098,763	138,098,763
Customer deposits	-	567,010,042	567,010,042
Marketable debt securities	6,065,021	126,565,000	132,630,021
Trading derivatives	26,590,993	-	26,590,993
Short positions	24,309,096	-	24,309,096
Debt Instruments Eligible to Compose Capital	-	19,949,728	19,949,728
Other financial liabilities	-	70,783,413	70,783,413
Total	56,965,110	922,406,946	979,372,056

			12/31/2022
	Financial Liabilities Measured at Fair Value in Income	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	116,079,014	116,079,014
Customer deposits	-	489,953,489	489,953,489
Marketable debt securities	8,921,518	107,120,875	116,042,393
Trading derivatives	18,699,325	-	18,699,325
Short positions	22,047,423	-	22,047,423
Debt Instruments Eligible to Compose Capital	-	19,537,618	19,537,618
Other financial liabilities	-	62,593,104	62,593,104
Total	49,668,266	795,284,100	844,952,366

b)   Breakdown and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

	09/30/2023	12/31/2022
Demand deposits (1)	4,332,620	3,520,842
Time deposits (2)	115,064,431	87,824,144
Repurchase agreements	18,701,712	24,734,028
Of which:
Backed operations with Private Securities (3)	67,728	70,188
Backed operations with Government Securities	18,633,984	24,663,840
Total	138,098,763	116,079,014

(1) Non-interest bearing accounts.

(2) Includes operations with credit institutions resulting from export and import financing lines, transfers from the country (BNDES and Finame) and abroad, and other credit lines abroad.

(3) Refers primarily to repurchase agreements backed by own-issued debentures.

b.2) Client deposits

	09/30/2023	12/31/2022
Demand deposits	97,682,818	86,777,993
Current accounts (1)	40,435,603	26,607,407
Savings accounts	57,247,215	60,170,586
Time deposits	375,618,370	339,943,008
Repurchase agreements	93,708,854	63,232,488
Of which:
Backed operations with Private Securities (2)	18,943,358	17,309,369
Backed operations with Government Securities	74,765,496	45,923,119
Total	567,010,042	489,953,489

(1) Non-interest bearing accounts.

(2) Refers primarily to repurchase agreements backed by own-issued debentures.

b.3) Bonds and securities

	09/30/2023	12/31/2022
Real Estate Credit Notes - LCI (1)	38,312,244	34,997,824
Eurobonds	16,906,998	14,508,126
Treasury Bills (2)	29,076,078	33,713,048
Agribusiness Credit Notes - LCA	33,181,315	24,045,319
Guaranteed Real Estate Bill - LIG (3)	15,153,386	8,778,076
Total	132,630,021	116,042,393

(1) Real estate credit notes are fixed income securities backed by real estate credits and secured by mortgage or fiduciary alienation of real estate. On September 30, 2023, they mature between 2023 and 2030 (12/31/2022 – with maturity between 2023 and 2028).

(2) The main characteristics of financial bills are a minimum term of two years, a minimum face value of R$ 50 and permission for early redemption of only 5% of the amount issued. On September 30, 2023, they mature between 2023 and 2033 (12/31/2022 - with maturity between 2023 and 2032).

(3) Guaranteed Real Estate Bills are fixed income securities backed by Real Estate credits guaranteed by the issuer and by a pool of real estate credits separate from the issuer's other assets. On September 30, 2023, they mature between 2024 and 2035 (12/31/2022 - with maturity between 2023 and 2035).

The changes in the balance of "Bonds and securities" in the period ended September 30, 2023 and 2022 were as follows:

	01/01 to	01/01 to
	09/30/2023	09/30/2022
Balance at beginning of the semester	116,042,393	79,036,792
Issues	54,420,276	46,802,503
Payments	(41,591,776)	(26,360,906)
Interest	5,153,018	609,150
Exchange differences and other	(1,393,890)	151,948
Balance at end of the semester	132,630,021	100,239,487

The composition of Eurobonds and other securities is as follows:

Issuance	Maturity Until	Interest Rate (a.a.)	2023	2022
2019	2027	Until 6.4% + CDI	-	32,204
2020	2027	Until 6.4% + CDI	27,910	90,069
2021	2031	Until 9% + CDI	3,429,973	6,306,335
2022	2035	Until 9% + CDI	2,298,625	8,079,519
2023	2035	Until 9% + CDI	11,150,490	-
Total			16,906,998	14,508,127

b.4) Debt Instruments Eligible to Capital

The details of the balance of the item "Debt Instruments Eligible to Capital" referring to the issuance of equity instruments to compose the level I and level II of the reference equity due to the Reference Equity Optimization Plan, are as follows:

	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)	09/30/2023	12/31/2022
Tier I (1)	nov-18	No Maturity (Perpetual)	$1.250	7.3%	6,438,504	6,591,740
Tier II (1)	nov-18	nov-28	$1.250	6.1%	6,410,728	6,580,937
Financial Bills - Tier II (2)	Nov-21	Nov-31	$5,300	CDI+2%	6,842,506	6,133,677
Financial Bills - Tier II (2)	dec-21	dec-31	$200	CDI+2%	257,990	231,264
Total					19,949,728	19,537,618

(1) Issues were carried out through the Cayman Branch and there is no withholding income tax, and interest is paid semi-annually, starting May 8, 2019.

(2) Financial Bills issued in November 2021 have a redemption and repurchase option.

Notes have the following common characteristics:

(a)Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary of the issue date of the Notes, at the sole discretion of the Bank or due to changes in the tax legislation applicable to the Notes; or at any time, in reason for the occurrence of certain regulatory events.

Changes in the balance of "Debt Instruments Eligible for Capital" in the periods ended September 30, 2023 and 2022 were the following:

	01/01 to	01/01 to
	09/30/2023	09/30/2022
Balance at beginning of the period	19,537,618	19,641,408
Interest payment Tier I (1)	382,930	356,049
Interest payment Tier II (1)	156,015	285,247
Foreign exchange variation	498,944	178,432
Payments of interest - Tier I	(347,685)	(244,987)
Payments of interest - Tier II	(278,094)	(206,971)
Balance at end of the period	19,949,728	20,009,178

(1)   Interest remuneration related to the Level I and II Eligible Debt Instrument was recorded against the income for the period as "Interest and Similar Expenses".

10.   Provision for legal and administrative proceedings, commitments and other provisions

a)   Breakdown

The breakdown of the balance of “Provisions” is as follows:

	09/30/2023	12/31/2022
Pension fund provisions and similar requirements	2,342,596	1,775,202
Provisions for judicial and administrative proceedings, commitments and other provisions	8,734,488	7,339,941
Judicial and administrative proceedings under the responsibility of former controlling stockholders	496	496
Judicial and administrative proceedings	8,138,645	6,754,262
Of which:
Civil	3,051,838	2,875,936
Labor	2,827,706	1,700,752
Tax and Social Security	2,259,101	2,177,574
Provision for contingent liabilities (Note 3 b.2)	487,021	430,484
Other provisions	108,326	154,700
Total	11,077,084	9,115,143

b)    Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are an integral part of legal and administrative proceedings of a tax, social security, labor and civil nature, arising in the normal course of their activities.

The provisions were constituted based on the nature, complexity and history of the actions and the loss assessment of the companies' actions based on the opinions of internal and external legal advisors. Banco Santander's policy is to fully provision the value at risk of shares whose assessment is probable loss.

Management understands that the provisions set up are sufficient to cover possible losses arising from legal and administrative proceedings as follows:

b.1) Lawsuits and Administrative Proceedings – related to Tax and Social Security

Main judicial and administrative proceedings with probable risk of loss

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security disputes, which are classified, based on the opinion of legal advisors, as a probable risk of loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations: R$1,079,014 (12/31/2022 - R$1,016,253) in the Bank and Consolidated: in may 2003, the Federal Revenue Service of Brazil issued a notice of infraction on Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another notice at Banco Santander (Brasil) S.A. The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrative process ended unfavorable for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to annul both tax debts. Said action had an unfounded sentence and judgment, which gave rise to the filing of a Special Appeal with the STJ and an Extraordinary Appeal with the STF, which is awaiting judgment. Based on the assessment of the legal advisors, a provision was set up to cover the loss considered probable in the lawsuit.

National Social Security Institute (INSS) - R$137,082 in the Consolidated (12/31/2022 - R$133,593 in the Consolidated): Banco Santander and the subsidiaries are discussing administratively and judicially the collection of the social security contribution and the education allowance on various sums that, according to the assessment of the legal advisors, are not have salary nature

Tax on Services (ISS) - Financial Institutions R$380,106 in the Consolidated (12/31/2022 - R$319,020 in the Consolidated): Banco Santander and its subsidiaries are administratively and judicially discussing the requirement, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as provision of services. In addition, other lawsuits involving ISS, classified as a possible risk of loss, are described in note 10.b.4.

b.2) Judicial and Administrative Proceedings of a Labor Nature

These are lawsuits filed by Trade Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights they understand due, in particular the payment of "overtime" and other labor rights, including processes related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of lawsuits closed. Shares that do not fit the previous criteria are provisioned according to the individual assessment carried out, provisions being constituted based on the probable risk of loss, in law and case law in accordance with the assessment of loss carried out by legal advisors.

Former Employees of Banespa. Action distributed in 1998 by the Association of Retirees of Banespa (AFABESP) requesting the payment of half-yearly bonus provided for in Banco Banespa's regulations for approximately 8,400 former employees (retirees), according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. The bonus was not paid in 1994 and 1995 because the Banespa bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. The mentioned clause was excluded from the regulation in 2001. The Regional Labor Court and the Superior Labor Court condemned Santander Brazil, as the successor of Banespa, to pay the half-yearly bonus for the periods relating to the second half of 1996 and semesters of 1997. On March 20, 2019, a decision by the Federal Supreme Court (Supremo Tribunal Federal, or “STF”) rejected the extraordinary appeal filed by Banco Santander, which did not resolve the merits of the case. We filed a rescission action to annul the sentence due to AFABESP's lack of legitimacy (according to precedent No. 573,232 of the STF) or to recognize the nullity of the TRT judgment that did not summon Banco Santander About the modifying effects of the decision, as well as to suspend execution in the main process. The rescission action was dismissed, and this decision was opposed by Embargoes de Clarification, due to the absence of an explicit manifestation About the arguments brought by the Bank. About the Embargoes de Clarification the omission points were not answered as required by law, which is why it was filed Extraordinary Appeal that was denied by the TST. The Bank filed an appeal against this decision, which is pending admissibility, bearing in mind that the decisions handed down by the Superior Labor Court are contrary to an already peaceful position in the STF (precedent No. 573.232), according to which the Association needs a specific power of attorney to sue in court, and also the decision affronts constitutional precepts regarding access to justice (item XXXV of article 5 of CF) by determining payment excessive costs. Regarding the main action, in August 2021, a decision was handed down that determined that the execution be carried out individually in the corresponding forum of each defendant and AFABESP filed an appeal that was dismissed, reason why the decision became final.

Our legal advisors classified the risk of loss as probable. The current decisions of the court, and neither of the main proceedings, do not define a specific amount to be paid by those replaced, and the amounts must be determined on a regular basis sentence liquidation, which is why approximately 7.2 thousand individual compliance actions have already been distributed collectively.

On September 30, 2023, the provision is constituted based on the estimated probable loss of the individual lawsuits against the Bank

b.3) Judicial and Administrative Proceedings of a Civil Nature

These provisions are in general arising from: (1) lawsuits requesting revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) lawsuits arising from financing agreements, (3) enforcement actions; and (4) claims for damages. For civil claims considered common and similar in nature, provisions are recorded based on the historical average of closed cases. Claims that do not meet the above criteria are provisioned according to an individual assessment carried out, and provisions are set up based on the probable risk of loss, in law and case law, in accordance with the assessment of loss made by the legal advisors.

The main proceedings classified as a probable risk of loss are described below:

Actions of an Indemnity Nature - Refers to compensation for material and/or moral damages, related to the consumer relationship, dealing mainly with issues relating to credit cards, direct consumer credit, current accounts, collection and loans and other matters. In lawsuits related to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is set up based on the historical average of closed lawsuits. Claims that do not meet the above criteria are provisioned according to an individual assessment carried out, and provisions are set up based on the probable risk of loss, in law and case law, in accordance with the assessment of loss made by the legal advisors.

Economic Plans - They refer to judicial discussions, which claim alleged inflationary purges arising from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violate acquired rights related to the application of inflationary indices supposedly due to Savings Accounts, Judicial Deposits and Time Deposits (CDBs). The lawsuits are accrued based on the individual assessment of loss made by the legal advisors.

Banco Santander is also a party to public civil actions on the same matter, filed by consumer protection entities, the Public Prosecutor's Office or the Public Defender's Office. The constitution of a provision is made only for cases with probable risk, based on the requests for individual executions. The matter is still under analysis by the STF. There is jurisprudence in the STF favorable to the Banks in relation to an economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (tablita).

However, the jurisprudence of the STF has not yet been consolidated on the constitutionality of the norms that modified the monetary standard in Brazil. On April 14, 2010, the Supreme Court of Justice (STJ) decided that the deadline for filing public civil actions that discuss the purges is 5 years from the date of the plans, but this decision has not yet become final. Thus, with this decision, a large part of the actions, as they were proposed after the 5-year period, will probably be dismissed, reducing the amounts involved. The STJ also decided that the deadline for individual savers to qualify in Public Civil Actions is also 5 years, counted from the final and unappealable decision of the respective sentence. Banco Santander believes in the success of the theses defended before these courts due to their content and foundation.

At the end of 2017, the Attorney General's Office (AGU), Bacen, the Consumer Protection Institute (Idec), the Brazilian Savings Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over the Economic Plans.

Discussions focused on defining the amount that would be paid to each author, according to the balance in the booklet on the date of the plan. The total amount of payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the index change. The term of agreement negotiated between the parties was ratified by the STF.

In a decision handed down by the STF, there was a national suspension of all processes that deal with the issue for the duration of the agreement, with the exception of cases in final compliance with the sentence.

On march 11, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that only involve the discussion of Plano Collor I. Such extension has a period of 5 years and the ratification of the terms of the amendment took place on the 3rd of june 2020.

b.4) Contingent Tax and Social Security, Labor and Civil Liabilities Classified as Risk of Possible Loss

These are judicial and administrative proceedings of a tax and social security, labor and civil nature classified, based on the opinion of the legal advisors, as a possible risk of loss, therefore not being provisioned.

Tax lawsuits classified as a possible loss totaled R$33,631 million in Consolidated (12/31/2022 - R$31,522 million), the main processes being the following:

PIS and COFINS - Legal actions brought by Banco Santander (Brasil) S.A. and other entities of the Group to rule out the application of Law No. 9,718/98, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all entities' revenues, and not just revenues arising from the provision of services. In relation to the Banco Santander (Brasil) S.A. case, in 2015 the Federal Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Union in relation to PIS, and dismissed the extraordinary appeal filed by the Federal Public Ministry in relation to the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, through General Repercussion, Topic 372 and partially accepted the Federal Union's appeal, establishing the thesis that it applies PIS/COFINS on operating revenues arising from typical activities of financial institutions. With the publication of the ruling, the Bank presented a new appeal in relation to PIS, and is awaiting analysis. Based on the assessment of the legal advisors, the risk prognosis was classified as possible loss, with an outflow of appeal not being likely. On September 30, 2023, the amount involved is R$2,080 million. For other legal actions, the respective PIS and COFINS obligations are established.

INSS on Profit Sharing (PLR)- the Bank and its subsidiaries have legal and administrative proceedings resulting from questioning by the tax authorities, regarding the collection of social security contributions on payments made as profit sharing. As of September 30, 2023, amounts related to these proceedings totaled approximately R$8,797 millions.

Tax on Services (ISS) - Financial Institutions- Banco Santander and its subsidiaries are challenging administratively and judicially the requirement, by several municipalities, to pay ISS on various revenues arising from operations that are not usually classified as services rendered. As of September 30, 2023, the amount was approximately R$5,120 million.

Unapproved Compensation – the Bank and its affiliates are discussing administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits resulting from overpayment or undue payment. As of September30, 2023, the amount was approximately R$4,634 million.

Amortization of Banco Real Goodwill – the Federal Revenue of Brazil issued a notice of infraction against the Bank to demand the payments of IRPJ and CSLL, including arrears charges, referring to the base period of 2009. The Tax Authorities considered that the goodwill related to the acquisition of Banco Real, amortized in the accounting before its incorporation, could not be deducted by Banco Santander for tax purposes. The notice of infraction was duly contested and we are currently awaiting judgment before the CARF. On September 30, 2023, the amount was approximately R$1,617 million.

Losses on Credit Operations - the Bank and its subsidiaries contested the tax assessments issued by the Federal Revenue Service of Brazil alleging the undue deduction of losses on credit operations from the IRPJ and CSLL calculation bases for allegedly not meeting the requirements of applicable laws. As of September 30, 2023, the amount related to this dispute is approximately R$1,864 million.

Use of CSLL Tax Losses and Negative Base – Infraction notices drawn up by the Federal Revenue Service of Brazil in 2009 for alleged undue compensation of tax losses and CSLL negative base, as a result of tax assessments drawn up in previous periods. Judgment at the administrative level is awaited. On September 30, 2023, the amount was R$1,211 million.

Amortization of Banco Sudameris Goodwill – the tax authorities issued tax assessment notices to demand payment of IRPJ and CSLL, including arrears charges, referring to the tax deduction of the amortization of the goodwill paid in the acquisition of Banco Sudameris, referring to the base period from 2007 to 2012. Banco Santander presented the respective administrative defenses, which were judged unfavorably. Currently, the lawsuits are awaiting judgment at the CARF. On September 30, 2023, the amount was approximately R$734 million.

IRPJ and CSLL - Capital Gain - the Federal Revenue Service of Brazil issued a notice of infraction against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the 2005 fiscal year. Brasil alleges that the capital gain on the sale of the shares of Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. based on the understanding that the tax treatment adopted in the transaction was in compliance with current tax legislation and the capital gain was duly taxed. The administrative process ended unfavorably for the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. The lawsuit awaits judgment. Banco Santander is liable for any adverse outcome in this lawsuit as the former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. As of September 30, 2023, the amount was approximately R$543 million.

IRRF - Foreign Remittance – The Company filed a court order seeking to avoid taxation of the Withholding Income Tax - IRRF on income derived from the provision of services performed by a company abroad, as they do not involve transfer of technology, due to the existence of International Treaties signed between Brazil- Chile; Brazil-Mexico and Brazil-Spain, avoiding double taxation – DTTs. In July 2013, in junective relief was granted to suspend the enforceability of the amounts, and therefore, the judgment prevailed. Currently, the lawsuit awaits judgment at the Federal Regional Court of the 3rd Region. As of September 30, 2023, the amount was approximately R$885 million.

Labor claims classified as a possible loss totaled R$209 million in the Consolidated, including the process below:

Readjustment of Banesprev's Retirement Supplements by the IGPDI – action filed in 2002 in the Federal Court by the Association of Retired Employees of Banco do Estado de São Paulo requesting the readjustment of the supplementary retirement by the IGPDI for Banespa retirees who were hired until May 22, 1975. The sentence granted the correction, but only in periods in which no other form of adjustment was applied. The Bank and Banesprev appealed this decision and the appeals were dismissed, which is why a Special and Extraordinary Appeal were filed, both pending judgment. In Provisional Execution, calculations were presented by the Bank and Banesprev due to the exclusion of participants who, among other reasons, are listed as plaintiffs in other actions or have already had some type of adjustment. The amount involved is not provisioned considering that there is no list of represented parties duly approved in the records, and the execution remains suspended.

Liabilities related to civil lawsuits with a possible risk of loss totaled R$2,830 million in Consolidated, with the following main lawsuits:

Indemnification Action Regarding Custody Services -provided by Banco Santander in the expert phase and still without a sentence issued

b.5) Other Lawsuits for the Liability of Former Controllers

They refer to civil actions, in the amount of R$496 (12/31/2022 – R$496) in the Bank and Consolidated, without tax and labor actions, recorded in other liabilities under the responsibility of the former controllers of Banks and acquired companies. Based on the signed contracts, these shares have guarantees of full reimbursement from the former controlling shareholders, whose respective rights were recorded in other assets.

11.   Stockholders’ equity

a)   Capital

According to the Bylaws, the share capital of Banco Santander may be increased up to the authorized capital limit, regardless of statutory amendment, upon resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, observing the legal limits established regarding the number of preferred shares. Any capital increase that exceeds this limit will require shareholder approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

						Thousands of Shares
			09/30/2023			12/31/2022
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	126,075	151,612	277,687	120,850	146,392	267,242
Foreign Residents	3,692,620	3,528,224	7,220,844	3,697,845	3,533,444	7,231,289
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(27,240)	(27,240)	(54,480)	(31,162)	(31,162)	(62,324)
Total Outstanding	3,791,455	3,652,596	7,444,051	3,787,533	3,648,674	7,436,207

b)   Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends were calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Shareholders' Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earned profits, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully charged to the mandatory dividend.

The following distribution of dividends and interest on capital made on September 30, 2023, and December 31, 2022.

							09/30/2023
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Interest on Capital (1)(4)	1,700,000	217.92	239.71	457.63	185.23	203.75	388.98
Interest on Capital (2)(4)	1,500,000	192.03	211.23	403.26	163.22	179.55	342.77
Interest on Capital (3)(4)	1,500,000	192.07	211.28	403.35	163.26	179.58	342.84
Total	4,700,000

(1) Deliberated by the Board of Directors on January 19, 2023, paid on March 6, 2023, without any remuneration as currency update.

(2) Deliberated by the Board of Directors on April 13, 2023, paid on May 15, 2023, without any remuneration as restatement.

(3) Deliberated by the Board of Directors on July 13, 2023, paid on August 16, 2023, without any payment as monetary adjustment.

(4) They were fully allocated to the minimum mandatory dividends distributed by the Bank for the 2023 financial year.

							12/31/2022
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Dividends (1)(5)	1,300,000	165.95	182.55	348.50	165.95	182.55	348.50
Interest on Capital (1)(6)	1,700,000	217.02	238.72	455.73	184.46	202.91	387.37
Dividends (2)(6)	700,000	89.45	98.40	187.85	89.45	98.40	187.85
Interest on Capital (2)(6)	1,000,000	127.79	140.57	268.36	108.62	119.48	228.10
Interest on Capital (3)(6)	1,700,000	217.75	239.52	457.27	185.09	203.59	388.68
Dividends (4)(6)	820,000	105.02	115.53	220.55	105.02	115.53	220.55
Interest on Capital (4)(6)	880,000	112.71	123.98	236.69	95.80	105.38	201.19
Total	8,100,000

(1) Deliberated by the Board of Directors on February 1, 2022, paid on March 4, 2022, without any remuneration as monetary adjustment.

(2) Deliberated by the Board of Directors on April 14, 2022, paid on May 16, 2022, without any remuneration as monetary adjustment.

(3) Deliberated by the Board of Directors on August 5, 2022, paid on September 6, 2022, without any remuneration as monetary adjustment

(4) Deliberated by the Board of Directors on October 13, 2022, paid on November 22, 2022, without any remuneration as an update.

(5) They were fully allocated to the minimum mandatory dividends distributed by the Bank for the 2021 financial year.

(6) They were fully allocated to the minimum mandatory dividends to be distributed by the Bank for the 2022 financial year.

c)   Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% is transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for equalization dividend

After the allocation of dividends, the balance, if any may upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the capital. This reserve aims to ensure funds for the payment of dividends, including in the form of  interest on equity, or any interim payment to maintain the flow of shareholders remuneration.

d)   Actions in Treasury

In a meeting held on August 2, 2022, the Board of Directors approved, in continuation of the repurchase program that expired on the same date, a new program for the repurchase of Units and ADRs issued by Banco Santander, directly or through its branch in Cayman ,to be held in treasury or later sold.

The Buyback Program covers the acquisition of up to 36,986,424 Units, representing 36,986,424 common shares and 36,986,424 preferred shares, which corresponded, on September 30, 2023, to approximately 1% of the Bank's share capital. As of September 30, 2023, Banco Santander had 374,586,900 common shares and 348,782,487 preferred shares outstanding.

The purpose of the repurchase is (1) to maximize the generation of value for shareholders through an efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from August 3, 2022, ending on February 5, 2024.

Bank/Consolidated
Shares in Thousands
	09/30/2023	12/31/2022
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	31,161	15,755
Shares Acquisitions	1,272	20,297
Payment - Share-Based Compensation	(5,194)	(4,891)
Treasury Shares at Beginning of the Period	27,239	31,161
Subtotal - Treasury Shares in Thousands of Reais	R$1,106,360	R$1,217,545
Issuance Cost in Thousands of Reais	R$1,771	R$1,771
Balance of Treasury Shares in Thousands of Reais	R$1,108,131	R$1,219,316

Cost/Share Price	Units	Units
Minimum Cost (*)	R$7.55	R$7.55
Weighted Average Cost (*)	R$27.63	R$27.73
Maximum Cost (*)	R$49.55	R$49.55
Share Price	R$30.63	R$28.19

(*) Considering since the beginning of operations on the stock exchange.

12.   Income Tax

The total income tax for the three-months period can be reconciled to the accounting profit as follows:

	01/01 to 09/30/2023	01/01 to 09/30/2022
Operating Income before Tax	9,302,002	15,949,813
Tax (25% of Income Tax and 20% of Social Contribution)	(4,185,901)	(7,226,827)
PIS and COFINS (net of income tax and social contribution) (1)	(2,737,701)	(1,030,458)
Non - Taxable/Indeductible :
Equity instruments	72,554	61,816
Net Indeductible Expenses of Non-Taxable Income (3)	1,013,544	1,333,419
Adjustments:
IR/CS Constitution on temporary differences	(52,900)	30,149
Interest on equity	2,014,379	1,746,134
CSLL Tax rate differential effect (4)	571,351	516,973
Others Adjustments	1,435,708	52,481
Income tax and Social contribution	(1,868,966)	(4,516,313)
Of which:
Current taxes	(5,827,843)	(4,290,521)
Deferred taxes	3,958,877	(225,792)
Taxes paid in the period	5,031,876	4,904,320

(1) PIS and COFINS are considered as components of the profit base (net of certain revenues and expenses); therefore, and in accordance with IAS 12, are accounted for as income taxes.

(2) Permanent differences related to the investment in subsidiaries abroad are considered as non-taxable / deductible (see details below).

(3) Includes, mainly, the tax effect on revenues with judicial deposit updates and other income and expenses that do not fall as temporary differences.

(4) Effect of the rate differential for other non-financial and financial corporations, which social contribution rates are 9% and 15%.

13.   Detailing of income accounts

a)   Personnel expenses

	01/07 to 09/30/2023	01/07 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Salary	1,735,584	1,591,125	4,889,407	4,626,503
Social security costs	434,977	360,431	1,219,408	1,035,416
Benefits	430,501	390,130	1,237,383	1,162,775
Defined benefit pension plans	1,394	1,212	3,180	3,217
Contributions to defined contribution pension funds	31,285	44,602	147,357	123,821
Share-based payment costs	40,303	13,187	110,891	40,711
Training	12,695	17,046	43,763	45,304
Other personnel expenses	(23,027)	77,323	322,207	244,108
Total	2,663,712	2,495,056	7,973,596	7,281,855

b)   Other Administrative Expenses

	01/07 to 09/30/2023	01/07 to 09/30/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Property, fixtures and supplies	193,390	203,140	631,715	680,321
Technology and systems	670,028	569,341	1,728,551	1,833,164
Advertising	44,978	116,859	356,432	379,149
Communications	223,247	126,436	377,192	297,254
Subsistence allowance and travel expenses	40,612	36,167	116,138	35,409
Taxes other than income tax	30,942	31,580	102,168	108,066
Surveillance and cash courier services	124,126	133,985	400,063	417,273
Insurance premiums	4,459	6,190	21,185	13,580
Specialized and technical services	449,323	560,041	1,668,858	1,683,830
Other administrative expenses	337,522	287,579	933,052	582,259
Total	2,118,627	2,071,318	6,335,354	6,030,305

14.   Employee Benefit Plan

a)     Share-based compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. Members of Banco Santander's Executive Board are eligible for these plans, in addition to the participants who have been determined by the Board of Directors, whose choice will take into account the seniority of the group. The members of the Board of Directors only participate in said plans when they hold positions on the Executive Board.

Program	Liquidity Type	Vesting Period	Period of Exercise/Settlement		01/01 to 09/30/2023			01/01 to 09/30/2022
Local	Santander Brasil Bank Shares	01/2019 a 12/2021	2022 e 2023	R$	-	(3)	R$	40,403	(3)
		01/2020 a 12/2022	2023	R$	-	(5)	R$	4,002,000	(5)
		01/2021 a 10/2024	2024	R$	18,270,000	(1)	R$	20,420,000	(1)
		01/2021 a 12/2023	2023	R$	700,000	(1)	R$	1,500,000	(1)
		01/2023 a 12/2026	2026	R$	200,000	(1)	R$	-
		01/2023 a 01/2027	2024, 2025 e 2026		1,125,000	(1)	R$	-
		07/2019 a 06/2022	2022		-		R$	111,066	SANB11
		09/2020 a 09/2022	2022		-		R$	309,427	SANB11
		01/2020 a 09/2023	2023		154,720		R$	204,139	SANB11
		01/2021 a 12/2022	2023		-	SANB11 (4)	R$	139,163	SANB11
		01/2021 a 12/2023	2024		316,978		R$	343,863	SANB11
		01/2021 a 12/2024	2024		217,291		R$	227,096	SANB11
		01/2022 a 12/2025	2025		66,323		R$	46,260	SANB11
		01/2023 a 12/2026	2026		50,087		R$	-	SANB11
Global	Santander Spain Shares and Options	2023		EUR	159,253	SAN (6)		159,253	SAN (6)
				3.67
		2023, with a limit for exercising the options until 2030			832,569	Op. Ações SAN (6)		832,569	Opções ações SAN (2)
		02/2024		EUR	124,184	SAN (7)		124,184	SAN (2)
				2.685
		02/2024, with a limit for exercising the options until 02/2029			370,477	Op. Ações SAN (7)		370,477	Opções ações SAN (2)
		2025		EUR	150,703	SAN (7)		150,703	SAN (2)
				3.104
		2025, with a limit for exercising the options until 2030			578,713	Op. Ações SAN (7)		578,713	Opções ações SAN (2)
		2026		EUR	199,680	SAN (7)		-	SAN (2)
				3.088
		2026, with a limit for exercising the options until 2033			537,637	Op. Ações SAN (7)		-	Opções ações SAN (2)
		2023, with a limit for exercising the options until 2032			9,095,000	Ações e opções sobre ações PagoNxt (8)		-	-
		12/2023			106,147	Ações SAM (9)		-	Ações SAM (4)
Balance of Plans on September 30, 2023				R$	20,295,000	(1)	R$	25,922,000	(1)
				R$	9,095,000	(8)	R$	-	(8)
					805,399	SANB11	R$	1,421,417	SANB11
					633,820	SAN (6) (7)	R$	434,140	SAN (6) (7)
					2,319,396	Opções ações SAN (2)	R$	1,781,759	Opções ações SAN (2)
					106,147	SAM (9)	R$	-	SAM (9)

(1) Target of the plan in Reais, to be converted into SANB11 shares according to the achievement of the performance indicators of the plan at the end of the vesting period, by the quotation of the last 15 trading sessions of the month immediately preceding the month of payment.

(2) Target of the plan in SAN shares and options, settled in cash with the sale of assets at the end of the vesting period, according to the achievement of the plan's performance indicators.

(3) Plan finalized on 12/31/2021, with achievement of performance indicators in 72.25%. On 03/30/2022, 40,403 gross shares were delivered, corresponding to the 2022 portion. On 3/30/2023, the plan was settled with the delivery of the remaining 40,159 gross shares..

(4) Plan finalized, paid in Feb/2023.

(5) Long-Term Incentive Plan finalized, with the delivery of 57,696 gross shares in 03/2023, calculated according to the achievement of the plan's performance indicators.

(6) Plan completed with 100% attainment. The equivalent portion of the shares will be paid in cash in March/2024 (after the lockup) and the options may be exercised until the end of the period for exercise in 2030.

(7) Target of the plan in shares and SAN options, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

(8) Target of the plan in PagoNxt shares and options, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

(9) Target of the plan in shares and SAM options, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and rules in case of dismissal to be entitled to receive.

Global ILP Plans

We currently have 4 global plans launched in 2019, 2020, 2021 and 2022. Eligible executives have target incentives in shares and options from Grupo Santander (SAN), with payment after a deferral period of three years and settlement of the sale value donates assets in reais.

Pricing Model

The pricing model is based on the Local Volatility model or Dupire model, which allows simultaneous calibration of all quoted European options. In addition to this model, there is an extension to deal with uncertainty in dividends, where part of the dividend value is considered confirmed, and the rest is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.

Data and assumptions used in the pricing model, including weighted average share price, exercise price, expected volatility, option life, expected dividends and risk-free interest rate:

• Weighted average share price (and strike price) is €3,104 based on the 15-day weighted average between 7/1/2022 and 1/27/2022

• The expected volatility used was 33.80

• Options expire on 02/01/2030

• Expected dividends range from approximately 6,6 cents in the short term (2022) to approximately 5,75 cents per share per year in the long term (2030)

• The discount curve used gives a discount of 0,96 for 2030

The exercise price, in all cycles and if the objectives established in the regulations are achieved, will be the market price on the exercise date.

Long-Term Incentive Plans (ILP)

Long-term incentive plans may be granted according to the strategy of new companies in the group or specific businesses.

Each plan will have a specific contract and its calculation and payment must be approved by the established governance, observing local and global normative resolutions.

The reference value of each participant will be converted into SANB11 shares, normally at the price of the last 15 trading sessions of the month immediately preceding the plan's payment.

At the end of the vesting period, payment either for the resulting shares in the case of local plans, or for the amount equivalent to the shares/options of the global plans are made with a 1-year restriction, this payment is still subject to the application of the Malus/Clawback clauses , which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

Impact on Result

The impacts on income are accounted for under Personnel Expenses, as follows:

		Consolidated
		01/01 to 09/30/2023	01/01 to 09/30/2022
Program	Liquidity Type
Local	Santander Shares (Brazil)	13,149	19,719
Global	Santander Spain Shares and Options	4,638	2,708

b)    Share-Referenced Variable Compensation

The long-term incentive plan (deferral) sets forth the requirements for payment of future deferred installments of variable remuneration, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations due to the risks assumed and fluctuations in the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are accounted for under Personnel Expenses, as follows:

Program	Participant	Liquidity Type	01/01 to 09/30/2023	01/01 to 09/30/2022
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	114,449	26,290
Unidentified Collective	Other employees with variable remuneration above a minimum expected value	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	151,167	63,406

15.   Operating segments

Under IFRS 8, an operating segment is a component of an entity:

(a) That engages in activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

(b) whose operating results are regularly reviewed by the entity primarily responsible for operating decisions relating to the allocation of resources to the segment and the assessment of its performance; and

(c) For which separate financial information is available.

Based on these guidelines, the Bank identified the following reportable operating segments:

• Commercial Bank

• Global Wholesale Bank

The Bank has two segments, the commercial segment, which includes individuals and companies (except for global corporate clients, which are dealt with in the Global Wholesale Banking segment) and the Global Wholesale Banking segment, which includes Investment Banking and Markets, including treasury departments and equity businesses.

The Bank operates in Brazil and abroad, through the Cayman and Luxembourg branches, with Brazilian customers and, therefore, does not present geographic segmentation.

The Income Statements and other significant data are as follows:

			07/01 to 09/30/2023			07/01 to 09/30/2023
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	11,471,863	731,717	12,203,580	11,056,780	(10,558)	11,046,222
Income from equity instruments	4,644	(279)	4,365	997	13,289	14,286
Equity Income	40,251	15,088	55,339	50,247	18,276	68,523
Net fee and commission income	3,248,810	642,955	3,891,765	3,084,146	543,243	3,627,389
Gains (losses) on financial assets and liabilities and exchange differences (1)	(376,936)	864,008	487,072	(330,075)	1,814,789	1,484,714
Other operating income/(expenses)	(218,657)	(25,514)	(244,171)	(328,838)	(51,910)	(380,748)
TOTAL INCOME	14,169,975	2,227,975	16,397,950	13,533,257	2,327,129	15,860,386
Personnel expenses	(2,405,088)	(258,624)	(2,663,712)	(2,277,694)	(217,362)	(2,495,056)
Other administrative expenses	(1,906,689)	(211,938)	(2,118,627)	(1,869,247)	(202,071)	(2,071,318)
Depreciation and amortization	(663,365)	(29,506)	(692,871)	(627,840)	(27,189)	(655,029)
Provisions (net)	(1,161,926)	2,179	(1,159,747)	182,737	(2,855)	179,882
Net impairment losses on financial assets	(6,479,338)	256,147	(6,223,191)	(6,189,550)	(57,306)	(6,246,856)
Net impairment losses on other financial assets	(73,942)	(10)	(73,952)	(51,345)	(280)	(51,625)
Other financial gains/(losses)	31,488	-	31,488	67,886	-	67,886
OPERATING INCOME BEFORE TAX (1)	1,511,115	1,986,223	3,497,338	2,768,204	1,820,066	4,588,270
Hedge Cambial (1)	73	-	73	60	-	60
OPERATING INCOME BEFORE TAX (1)	1,511,188	1,986,223	3,497,411	2,768,264	1,820,066	4,588,330

(1)    Includes, at Banco Comercial, the foreign exchange hedge of the dollar investment (a strategy to mitigate the tax effects and exchange rate variation of offshore investments on net income), the result of which is recorded in “Gains (losses) on financial assets and liabilities” fully offset in the Tax line.

			09/30/2023			12/31/2022
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,019,203,836	107,750,057	1,126,953,893	886,630,727	98,820,102	985,450,829
Loans and advances to customers	427,495,480	74,121,150	501,616,630	417,773,158	72,856,870	490,630,028
Customer deposits	413,086,654	153,923,388	567,010,042	356,744,926	133,208,563	489,953,489

16.   Related party transactions

The Bank's related parties include, in addition to its subsidiaries, affiliates and joint ventures, key management personnel of the Bank and entities over which these key personnel may exercise significant influence or control.

Santander has a Policy for Transactions with Related Parties approved by the Board of Directors, which aims to ensure that all transactions typified in the policy are carried out bearing in mind the interests of Banco Santander and its shareholders. The policy defines powers for approval of certain transactions by the Board of Directors. The established rules are also applied to all employees and managers of Banco Santander and its subsidiaries.

Operations and remuneration for services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater risks than normal collection or other disadvantages.

a)     Key-person management compensation

For the period from January to December 2023, the amount proposed by management as global remuneration of administrators (Board of Directors and Executive Board) is up to R$500,000,000 (five hundred million reais), covering fixed, variable and share-based compensation. The proposal will be discussed at the Ordinary General Meeting (AGO) to be held on April 28, 2023.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

	07/01 to 09/30/2023	01/01 to 09/30/2023	07/01 to 09/30/2022	01/01 to 09/30/2022
Fixed Compensation	19,245	94,689	28,047	86,239
Variable Compensation - in cash	42,826	99,504	20,447	106,889
Variable Compensation - in shares	27,623	78,100	15,340	86,168
Others	35,337	63,973	24,518	48,271
Total Short-Term Benefits	125,031	336,266	88,352	327,567
Variable Compensation - in cash	19,374	88,282	13,000	95,643
Variable Compensation - in shares	18,778	87,285	13,992	101,460
Total Long-Term Benefits	38,152	175,567	26,992	197,103
Total	163,183	511,833	115,344	524,670

Additionally, in the period ended September 30, 2023, charges were paid on management compensation in the amount of R$31,044 (09/30/2022 - R$28,411).

iii) Termination of the contract

The termination of the employment relationship with the administrators, in the event of breach of obligations or by the contractor's own will, does not give the right to any financial compensation and its benefits will be discontinued.

b)   Credit operations

Under current legislation, loans or advances involving:

I - Directors, members of the Board of Directors and the Audit Committee as well as their respective spouses and relatives, up to the second degree;

II - Individuals or legal entities that participate in the capital of Banco Santander, with more than 10%;

III - Legal entities, in which Banco Santander holds a stake of more than 10%; It is

IV - Legal entities, in which they hold more than 10% of the capital, any of the directors, members of the Board of Directors and the Audit Committee or administrators of the financial institution itself, as well as their spouses and respective relatives, up to the second degree.

c)   Shareholding

The following table shows the direct shareholding (common and preferred shares) on September 30, 2023, and December 31, 2022:

						Shares in Thousands
						09/30/2023
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,584	47.4%	1,733,644	47.1%	3,543,228	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,359	0.1%	4,359	0.1%	8,718	0.1%
Others	346,925	9.1%	374,730	10.2%	721,655	9.6%
Total Outstanding	3,791,455	99.3%	3,652,596	99.3%	7,444,051	99.3%
Treasury Shares	27,240	0.7%	27,240	0.7%	54,480	0.7%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	346,925	9.1%	374,730	10.2%	721,655	9.6%

						Shares in Thousands
						12/31/2022
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,444	0.1%	4,444	0.1%	8,888	0.1%
Others	342,919	9.0%	370,723	10.1%	713,642	9.6%
Total Outstanding	3,787,533	99.2%	3,648,674	99.2%	7,436,207	99.2%
Treasury Shares	31,162	0.8%	31,162	0.8%	62,324	0.8%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	342,919	9.0%	370,723	10.1%	713,642	9.5%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees and Others.

(*) None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

d)      Related-Party Transactions

Santander has a Policy for Transactions with Related Parties approved by the Board of Directors, which aims to ensure that all transactions typified in the policy are carried out bearing in mind the interests of Banco Santander and its shareholders. The policy defines powers for approval of certain transactions by the Board of Directors.

The established rules are also applied to all employees and managers of Banco Santander and its subsidiaries. Operations and remuneration of services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater risks than normal collection or present other disadvantages.

	Parent (1)		Joint-controlled companies and Other Related Party (2)		Key Management Personnel (3)		Total

	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Assets	13,558,206	4,671,501	22,167,558	24,340,579	27,951	25,737	35,753,715	29,037,817
Derivatives Measured At Fair Value Through Profit Or Loss, Net	3,344,245	(3,138,996)	379,100	1,034,184	-	-	3,723,345	(2,104,812)
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	10,081,368	7,800,513	19,476,123	21,408,097	-	-	29,557,491	29,208,610
Loans and other values with customers	132,593	-	2,125,823	1,795,084	21,901	16,380	2,280,317	1,811,464
Other Assets	-	9,984	186,512	103,214	-	-	186,512	113,198
Warranties and Limits	-	-	-	-	6,050	9,357	6,050	9,357
Liabilities	(16,726,770)	(23,541,990)	(7,865,510)	(7,953,565)	(448,831)	(263,592)	(25,041,111)	(31,759,147)
Deposits from credit institutions	(3,711,275)	(10,167,933)	(7,397,763)	(6,846,987)	-	-	(11,109,038)	(17,014,920)
Securities	-	-	-	-	(76,712)	(201,054)	(76,712)	(201,054)
Customer deposits	-	-	(247,794)	(904,926)	(43,031)	(31,040)	(290,825)	(935,966)
Other Liabilities - Dividends and Interest on Capital Payable	-	-	-	-	(23,851)	-	(23,851)	-
Other Liabilities	(166,263)	(201,380)	(219,953)	(201,652)	(305,237)	(31,498)	(691,453)	(434,530)
Debt Instruments Eligible for Capital	(12,849,232)	(13,172,677)	-	-	-	-	(12,849,232)	(13,172,677)

	01/01 a 09/30/2023	01/01 a 09/30/2022	01/01 a 09/30/2023	01/01 a 09/30/2022	01/01 a 09/30/2023	01/01 a 09/30/2022	01/01 a 09/30/2023	01/01 a 09/30/2022
Income	591,334	2,794,568	817,580	1,302,977	(509,512)	7,638	899,402	4,105,182
Interest and similar income - Loans and amounts due from credit institutions	258,318	-	(1,584)	-	416	1,598	257,150	1,598
Warranties and Limits	-	-	-	-	11,571	21,649	11,571	21,649
Interest expense and similar charges - Customer deposits	(6,949)	(25,578)	(200,876)	(198,503)	(522,078)	(15,905)	(729,903)	(239,986)
Fee and commission income (expense)	(132,593)	-	2,544,489	2,469,555	340	333	2,412,236	2,469,888
Gains (losses) on financial assets and liabilities and exchange differences (net)	1,264,601	3,614,211	(1,143,682)	(605,315)	238	212	121,157	3,009,108
Administrative expenses and amortization	(166,263)	(152,768)	(370,112)	(396,904)	-	-	(536,375)	(549,672)
Result on disposal of assets not classified as non-current assets held for sale	-	-	-	21,898	-	(249)	-	21,649
Debt Instruments Eligible for Capital	(625,780)	(641,297)	-	-	-	-	(625,780)	(641,297)
Other Administrative expenses - Donation	-	-	(10,655)	12,246	-	-	(10,655)	12,246

(1) Parent company - Banco Santander is indirectly controlled by Banco Santander Espanha (Note 1), through its subsidiaries GES and Sterrebeeck B.V.

(2) Companies listed in note 5.

(3) Refers to the registration in clearing accounts of Guarantees and Limits of credit operations with Key Management Personnel.

17.   Fair value of financial assets and liabilities

Under IFRS 13, the fair value measurement uses a fair value hierarchy that reflects the model used in the measurement process which should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) quoted prices in highly active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: They are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: They are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets and liabilities at fair value on through income statement or other comprehensive income

Level 1: The securities with high liquidity and quoted prices in the active market are classified as level 1. At this level there were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stock exchange and other securities traded in the active market.

Level 2: When price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be derived from other market transactions carried out with the same or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, particularly interest rates. These bonds and securities are classified at level 2 of the fair value hierarchy and are composed mainly of Government Securities (Repo, Cancelable LCI and NTN) in a less liquid market than those classified in the level.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares.

Derivatives

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives traded over the counter, the valuation (primarily swaps and options) usually uses observable market data, such as: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments aforementioned, it is used the Black-Scholes Model (exchange rate options, interest rate options; caps and floors) and the present value method (discount of future values by market curves).

Level 3: Derivatives not traded in the stock exchange and that do not have observable data in an active market were classified as Level 3, and these are composed by exotic derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended September 31, 2023, and december 31, 2022, classified based on several measurement methods adopted by the Bank to determine their fair value:

				09/30/2023
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	65,073,629	153,865,620	4,562,622	223,501,871
Debt instruments	62,597,458	5,403,093	2,708,568	70,709,119
Equity instruments	2,476,171	1,084,013	34,538	3,594,722
Derivatives	-	30,931,267	1,173,258	32,104,525
Loans and advance to customers	-	1,877,955	646,258	2,524,213
Balances with The Brazilian Central Bank	-	114,569,292	-	114,569,292
Financial Assets Measured At Fair Value Through Other Comprehensive Income	50,451,917	1,691,214	840,085	52,983,216
Debt instruments	50,447,819	1,691,214	829,050	52,968,083
Equity instruments	4,098	-	11,035	15,133
Hedging derivatives (assets)	-	-	-	-
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	56,644,297	320,813	56,965,110
Trading derivatives	-	26,270,180	320,813	26,590,993
Short positions	-	24,309,096	-	24,309,096
Other financial liabilities	-	6,065,021	-	6,065,021
Hedging derivatives (liabilities)	-	975,226	-	975,226

				12/31/2022
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	63,367,187	78,496,001	3,652,114	145,515,302
Debt instruments	61,099,827	2,418,822	2,672,805	66,191,454
Equity instruments	2,267,360	309,657	28,262	2,605,279
Derivatives	-	19,697,923	536,583	20,234,506
Loans and advance to customers	-	1,479,818	414,464	1,894,282
Balances with The Brazilian Central Bank	-	54,589,781	-	54,589,781
Financial Assets Measured At Fair Value Through Other Comprehensive Income	52,154,497	1,767,733	1,503,441	55,425,671
Debt instruments	52,154,405	1,762,547	1,475,226	55,392,178
Equity instruments	92	5,186	28,215	33,493
Hedging derivatives (assets)	-	1,741,318	-	1,741,318
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	49,434,504	233,762	49,668,266
Trading derivatives	-	18,465,563	233,762	18,699,325
Short positions	-	22,047,423	-	22,047,423
Other financial liabilities	-	8,921,518	-	8,921,518
Hedging derivatives (liabilities)	-	-	-	-

Movements in fair value of Level 3

The following tables demonstrate the movements during the period ended September 30, 2023, and 2022, for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value 12/31/2022	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 09/30/2023
Financial Assets Measured At Fair Value Through Profit Or Loss	3,652,114	(165,882)	(70.234)	1,146,624	4,562,622
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,503,441	36,781	(686,110)	(14,027)	840,085
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	233,762	(10,890)	(67,606)	165,547	320,814

	Fair Value 12/31/2021	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 09/30/2022
Financial Assets Measured At Fair Value Through Profit Or Loss	3,432,233	(932,036)	(7,400)	439,238	2,932,035
Financial Assets Measured At Fair Value Through Other Comprehensive Income	601,604	945,593	15,426	-	1,562,623
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	433,583	(169,243)	(11,942)	(57,048)	195,350

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined based on changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, as these credit default swaps better reflect the market's assessment of credit risks for a specific financial asset.

When said prices are not observable, changes in fair value attributable to changes in credit risk are determined as the total amount of changes in fair value not attributable to changes in the base interest rate or other rates observed on market. In the absence of specific observable data, this approach provides a reasonable approximation of the changes attributable to credit risk, as it estimates the margin change above the benchmark that the market may require for the financial asset.

Financial assets and liabilities not measured at fair value

The Bank's financial assets are measured at fair value in the consolidated balance sheet, except for financial assets measured at amortized cost.

In the same sense, the Bank's financial liabilities, except for financial liabilities held for trading and those measured at fair value

- are stated at amortized cost in the consolidated balance sheet.

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their respective fair values on September 30, 2023, and december 31, 2022:

					09/30/2023
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances with the Brazilian Central Bank	24,543,149	24,543,149	24,543,149	-	-
Loans and amounts due from credit institutions	31,530,458	31,530,458	-	4,410,601	27,119,857
Loans and advances to customers	499,092,417	497,330,303	-	-	497,330,303
Debt instruments	112,212,218	112,836,255	44,958,951	4,237,075	63,640,229
Balances with The Brazilian Central Bank	83,626,098	83,626,098	-	83,626,098	-
Total	751,004,340	749,866,263	69,502,100	92,273,774	588,090,389

					12/31/2022
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances with the Brazilian Central Bank	22,003,439	22,003,439	22,003,439	-	-
Loans and amounts due from credit institutions	20,713,315	20,713,315	-	2,439,823	18,273,492
Loans and advances to customers	488,735,746	484,362,272	-	-	484,362,272
Debt instruments	81,329,013	81,129,982	23,419,946	9,873,633	47,836,403
Balances with The Brazilian Central Bank	73,046,299	73,046,299	-	73,046,299	-
Total	685,827,812	681,255,307	45,423,385	85,359,755	550,472,167

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on September 30, 2023, and december 31, 2022:

					09/30/2023
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	138,098,763	138,098,763	-	22,303,653	115,795,110
Customer deposits	567,010,042	567,462,542	-	94,185,328	473,277,214
Marketable debt securities	126,565,000	126,562,161	-	-	126,562,161
Debt instruments Eligible Capital	19,949,728	19,949,728	-	-	19,949,728
Other financial liabilities	70,783,413	70,783,413	-	-	70,783,413
Total	922,406,946	922,856,607	-	116,488,981	806,367,626

					12/31/2022
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	116,079,014	116,079,014	-	24,734,029	91,344,985
Customer deposits	489,953,489	489,920,266	-	63,223,998	426,696,268
Marketable debt securities	107,120,875	105,554,365	-	-	105,554,365
Debt instruments Eligible Capital	19,537,618	19,537,618	-	-	19,537,618
Other financial liabilities	62,593,104	62,593,104	-	-	62,593,104
Total	795,284,100	793,684,367	-	87,958,027	705,726,340

The methods and assumptions used to estimate fair value are defined below:

Loans and amounts due from credit institutions and from clients– Fair value is estimated by groups of similar credits. The fair value of the loans was determined by discounting the cash flows using the interest rates of the new contracts. That is, the future cash flow of the current loan portfolio is estimated based on contractual rates, and then spreads based on new loans are factored into the risk-free yield curve in order to calculate the fair value of the credit portfolio. In terms of behavioral hypotheses, it is important to underline that the prepayment rate is applied to the credit portfolio.

Deposits from Bacen and credit institutions and Client deposits– The fair value of deposits was calculated by discounting the difference between the cash flows under the contractual conditions and the rates currently practiced in the market for instruments whose maturities are similar. The fair value of time deposits with variable rate was considered as close to its book value.

Debt and Subordinated Securities – The fair values of these items were estimated by calculating the cash flow discounted using the interest rates offered in the market for obligations with similar terms and maturities.

Debt Instruments Eligible to Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to fair value.

Other financial liabilities - according to the explanatory note, substantially include amounts to be transferred arising from the operations of credit cards, transactions pending settlement and dividends and interest on shareholders' equity payable, the carrying amount of which is similar at its fair value.

The valuation techniques used to estimate each level are defined in note 1.c.2.1.i.

Management revisited the criteria assigned to classify the fair value level of assets and liabilities measured at cost amortized, presented exclusively for disclosure purposes and concluded that they best fit as level 3 in view of the data market observables.

18.   Other disclosures

a) Trading and hedging derivatives

The main risk factors of the derivative instruments assumed are related to exchange rates, interest rates and variable income. In managing this and other risk factors for market, practices are used that include measuring and monitoring the use of limits previously defined in internal committees, the value at risk of the portfolios, the sensitivities fluctuations in interest rates, exchange rate exposure, liquidity gaps, among other practices that allow for the control and monitoring of risks, which may affect the Bank's positions Santander in the various markets where it operates. Based on this management model, the Bank has managed, with the use of operations involving derivative instruments, to optimize the risk-benefit ratio even in highly volatile situations.

The fair value of derivative financial instruments is determined through quoted market prices. The fair value of swaps is determined using flow modeling techniques discounted cash, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on quoted market prices for derivatives traded on exchanges or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For derivatives that are not directly priced disclosed by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. Of these prices are extracted from interest curves and market volatilities that serve as input data for the models.

I) Summary of Derivative Financial Instruments

Below, the composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by their market value:

	09/30/2023		12/31/2022
	Assets	Liabilities	Assets	Liabilities
Swap Differentials Receivable	13,509,270	13,422,964	13,815,247	11,212,030
Option Premiums to Exercise	1,762,043	1,984,401	1,419,279	1,894,522
Forward Contracts and Other	16,833,212	12,158,854	6,741,298	5,592,773
Total	32,104,525	27,566,219	21,975,824	18,699,325

II) Derivative Financial Instruments Recorded in Offsetting and Equity Accounts

			09/30/2023			12/31/2023

Trading	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value
Swap	724,176,610	(3,136,203)	86,306	779,023,280	(3,682,261)	2,603,217
Asset	359,904,933	7,896,269	13,509,270	393,351,898	11,857,946	13,815,247
Fees	172,152,422	4,732,077	6,437,380	272,642,004	10,420,491	9,985,823
Indexed to Foreign Currency	186,530,788	3,153,483	7,052,873	116,577,474	1,292,203	4,764,609
Other	1,221,723	10,709	19,017	4,132,420	145,252	(935,185)
Liabilities	364,271,677	(11,032,472)	(13,422,964)	385,671,382	(15,540,207)	(11,212,030)
Fees	240,514,757	(9,310,523)	(9,802,165)	290,316,480	(12,735,256)	(8,798,667)
Indexed to Foreign Currency	120,900,826	(1,703,592)	(3,862,187)	91,303,383	(2,804,302)	(3,494,263)
Other	2,856,094	(18,357)	241,388	4,051,519	(649)	1,080,900
Options	661,602,437	(1,184,535)	(222,358)	1,150,540,616	(877,100)	(475,243)
Purchased Position	320,170,482	1,923,111	1,762,043	600,275,162	2,243,354	1,419,279
Call Option - Foreign Currency	12,795,339	803,670	677,615	10,629,479	440,097	214,722
Put Option - Foreign Currency	9,577,225	687,477	515,293	4,474,015	122,896	124,163
Call Option - Other	86,134,533	260,447	450,325	94,414,288	674,574	577,487
Interbank Market	4,287,233	235,257	454,717	92,324,275	608,913	555,707

Other (2)	81,847,300	25,190	(4,392)	2,090,013	65,661	21,780
Put Option - Other	211,663,385	171,517	118,810	490,757,380	1,005,787	502,907
Interbank Market	248,080	50,512	60,131	490,535,950	980,433	480,682
Other (2)	211,415,305	121,005	58,679	221,430	25,354	22,225
Sold Position	341,431,955	(3,107,646)	(1,984,401)	550,265,454	(3,120,454)	(1,894,522)
Call Option - US Dollar	3,711,850	(265,706)	(233,972)	6,763,742	(292,212)	(165,919)
Put Option - US Dollar	6,045,176	(354,438)	(407,370)	8,885,700	(409,758)	(508,584)
Call Option - Other	108,896,969	(1,897,472)	(801,788)	42,840,737	(1,590,130)	(821,508)
Interbank Market	16,770,984	(1,414,383)	(642,044)	33,377,728	(575,451)	(349,710)
Other (2)	92,125,985	(483,089)	(159,744)	9,463,009	(1,014,679)	(471,798)
Put Option - Other	222,777,960	(590,030)	(541,271)	491,775,275	(828,354)	(398,511)
Interbank Market	76,675	(19,539)	(75,917)	491,596,383	(804,467)	(378,608)
Other (2)	222,701,285	(570,491)	(465,354)	178,892	(23,887)	(19,903)
Futures Contracts	326,615,563	-	-	278,348,786	-	-
Purchased Position	163,682,805	-	-	254,505,429	-	-
Exchange Coupon (DDI)	81,541,437	-	-	77,727,137	-	-
Interest Rates (DI1 and DIA)	51,548,401	-	-	148,713,860	-	-
Foreign Currency	21,898,438	-	-	27,444,003	-	-
Indexes (3)	6,229,577	-	-	482,394	-	-
Treasury Bonds/Notes	2,464,952	-	-	138,035	-	-
Sold Position	162,932,758	-	-	23,843,357	-	-
Exchange Coupon (DDI)	81,541,437	-	-	17,259,936	-	-
Interest Rates (DI1 and DIA)	51,948,640	-	-	3,337,596	-	-
Foreign Currency	20,748,152	-	-	1,327,928	-	-
Indexes (3)	6,229,577	-	-	1,787,973	-	-
Treasury Bonds/Notes	2,464,952	-	-	129,924	-	-
Forward Contracts and Other	229,534,346	3,001,594	4,674,358	152,669,932	1,394,796	1,148,525
Purchased Position	117,895,076	5,152,102	16,833,212	93,143,116	2,292,188	6,741,298
Currencies	93,870,069	4,215,255	4,206,224	72,849,455	1,938,956	6,426,685
Other	24,025,007	936,847	12,626,988	20,293,661	353,232	314,613
Sold Position	111,639,270	(2,150,508)	(12,158,854)	59,526,816	(897,392)	(5,592,773)
Currencies	91,433,699	(1,778,885)	(1,652,416)	53,574,925	(847,425)	(6,490,282)
Other	20,205,571	(371,623)	(10,506,438)	5,951,891	(49,967)	897,509

(1) Nominal value of updated contracts.

(2) Includes options for indices, being mainly options involving US Treasury, shares and stock indices.

(3) Includes Bovespa and S&P indices.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Notional
					By Counterparty			By Maturity		By Market Trading
				09/30/2023	12/31/2022			09/30/2023		09/30/2023
		Related	Financial			Up to	From 3 to	Over	Stock exchange (2)	Over the counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months
Swap	167,615,915	218,855,913	337,704,782	724,176,610	393,351,898	53,828,568	184,322,778	486,025,264	91,065,834	633,110,776
Options	37,775,713	3,009,772	620,816,952	661,602,437	1,150,540,616	45,725,054	562,953,039	52,924,344	591,705,502	69,896,935
Futures Contracts	10,984,220	-	315,631,344	326,615,564	278,348,786	142,556,340	101,683,260	82,375,964	326,615,564	-
Forward Contracts and Other	105,825,008	88,864,764	34,844,574	229,534,346	152,669,932	80,032,387	98,912,612	50,589,347	21,524,460	208,009,886

(1) Includes operations with B3 S.A. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges as counterparty.

(2) Includes values traded at B3.

(3) It consists of transactions that are included in registration chambers, in accordance with Bacen regulations.

IV) Accounting Hedge

The Bank, in the normal course of its operations, is exposed to market risks that generate accounting asymmetries or volatility in its accounting result. To eliminate these asymmetries or reduce volatility, the Bank uses derivative financial instrument contracts (Swap and Futures) that are assigned to Accounting Hedge structures of fair value or cash flow.

IV.I) Fair Value Hedge

The Bank's fair value hedge strategy aims to protect the fair value of assets and liabilities arising from fluctuations in the reference interest rate (CDI, SELIC, SOFR); in currency fluctuations (Exchange rate risk) and/or price index fluctuations (IPCA, etc). The Bank monitors each hedge structure, assessing its effectiveness as determined by IAS 39.

						09/30/2023
Strategies	Adjustment to Value Market		Market Value		Notional
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	148,670	190,247	415,569	479,013	266,899	288,766
Hegde of Credit Operations	148,670	190,247	415,569	479,013	266,899	288,766
Futures Contracts	4,158,899	1,774,323	29,753,416	25,888,629	25,594,517	24,114,306
Hegde of Credit Operations	4,664,950	1,715,457	16,747,344	13,750,616	12,082,394	12,035,159
Hegde of Securities	1,118,989	(7,723)	1,698,782	1,707,159	579,793	1,714,882
Funding Hedge	(1,625,040)	66,589	11,307,290	10,430,854	12,932,330	10,364,265

						12/31/2022
Strategies	Adjustment to Value Market		Market Value		Notional
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	12,334,434	10,360,470	12,406,252	548,483	461,499	437,702
Hegde of Credit Operations	12,334,434	10,360,470	12,406,252	548,483	461,499	437,702
Futures Contracts	18,987,782	18,548,713	22,392,381	17,979,645	75,953,237	75,057,601
Hegde of Credit Operations	1,497,897	2,416,279	5,806,528	2,410,567	10,529,915	11,451,502
Hegde of Securities	8,709,353	8,362,920	8,970,134	7,851,501	3,787,939	3,971,751
Funding Hedge	8,780,532	7,769,514	7,615,719	7,717,577	61,635,383	59,634,348

(1)   Credit values refer to active operations and debit operations to passive operations.

				09/30/2023	12/31/2022
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Fair Value Hedge
Swap Contracts	-	-	288,766	288,766	437,702
Credit Operations Hedge	-	-	288,766	288,766	437,702
Futures Contracts	-	7,932,070	16,182,237	24,114,307	75,057,601
Hegde of Securities	-	7,604,195	4,430,963	12,035,158	11,451,502
Securities Hedge	-	29,920	1,684,963	1,714,883	3,971,751
Hedge of Funding	-	297,955	10,066,311	10,364,266	59,634,348

IV.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized assets and liabilities and changes of exchange rates of unrecognized assets and liabilities.

In cash flow hedges, the effective portion of the variation in the value of the hedging instrument is temporarily recognized in equity under the caption "Other comprehensive income - cash flow hedges" (Note 25) until the forecast transactions occur, when then this portion is recognized in the consolidated statements of income, except, if the anticipated transactions result in the recognition of non-financial assets or liabilities, this portion will be included in the cost of the financial asset or liability.

	09/30/2023	12/31/2022
Hedge Structure	Effective Portion Accumulated	Effective Portion Accumulated
Trade Finance Off	(6,109,218)	(72,624)
CDB	(51,937)	(984,396)
Treasury bonds (LFT)	(535,492)	(536,935)
Total	(6,696,646)	(1,593,955)

						09/30/2023
Strategies	Adjustment to Value Market		Market Value		Notional
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	(71,818)	9,811,987	12,334,434	10,360,470	12,406,252	548,483
Hedge of Securities	(71,818)	9,811,987	12,334,434	10,360,470	12,406,252	548,483
Futures Contracts	(3,404,599)	569,068	18,987,782	18,548,713	22,392,381	17,979,645
Hegde of Credit Operations	(4,308,631)	5,712	1,497,897	2,416,279	5,806,528	2,410,567
Hegde of Securities	(260,781)	511,419	8,709,353	8,362,920	8,970,134	7,851,501
Funding Hedge	1,164,813	51,937	8,780,532	7,769,514	7,615,719	7,717,577

						12/31/2022
Strategies	Adjustment to Value Market		Market Value		Notional
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	12,334,434	10,360,470	17,271,493	5,220,138	13,810,782	13,617,194
Hedge of Securities	12,334,434	10,360,470	12,406,252	548,483	8,407,308	8,857,389
Hedge of funding	5,841,670	4,762,299	4,865,241	4,671,655	5,403,474	4,759,805
Futures Contracts	18,987,782	18,548,713	22,392,381	17,979,644	34,161,168	33,760,130
Hegde of Credit Operations	1,497,897	2,416,279	5,806,528	2,410,567	12,251,307	14,039,535
Hegde of Securities	8,709,353	8,362,920	8,970,134	7,851,501	9,968,597	8,269,437
Funding Hedge	8,780,532	7,769,514	7,615,719	7,717,577	11,941,264	11,451,158

(*) The Bank has cash flow hedging strategies, the objects of which are assets in its portfolio, which is why we demonstrate the liability position of the respective instruments. For structures whose instruments are futures, we demonstrate the notional balance, recorded in a memorandum account.

(1) Credit values refer to active operations and debit operations to passive operations

				09/30/2023	12/31/2022
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Cash Flow Hedge
Swap Agreements	-	-	548,483	548,483	8,857,389
Securities Hedge	-	-	548,483	548,483	8,857,389
Futures Contracts	-	-	17,979,645	17,979,645	33,760,130
Hegde of Securities	-	-	2,410,567	2,410,567	14,039,535
Securities Hedge	-	-	7,851,501	7,851,501	8,269,437
Hedge of Funding	-	-	7,717,577	7,717,577	11,451,158

In the Bank and in the Consolidated, the effect of the mark-to-market of swap contracts and future assets corresponds to a credit in the amount of R$20,634 (12/31/2022 - R$164,383) and is accounted for in shareholders' equity, net of tax effects, of which R$20,297 will be paid against revenue over the next ten months.

V) Information on Credit Derivatives

Banco Santander uses credit derivatives in order to manage counterparty risk and meet the demands of its customers, carrying out hedging purchase and sale operations. through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk.

Total Return Swaps – TRS

These are credit derivatives in which the return on the reference obligation is exchanged for a cash flow and in which, in the event of a credit event, usually the protection buyer has the right to receive from the protection seller the equivalent of the difference between the updated value and the fair value (market value) of the reference obligation on the contract settlement date.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer has the right to receive from the protection seller the equivalent of the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives remuneration for the sale of the protection.

Below, composition of the Credit Derivatives portfolio demonstrated by its reference value and effect in the calculation of the Required Equity (PLE)

				Notional
		09/30/2023		12/31/2022
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,575,350	10,544,231	3,725,358	7,831,108
Total	3,575,350	10,544,231	3,725,358	7,831,108

During the period, there was no credit event related to taxable events provided for in the contracts.

		09/30/2023		12/31/2022
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	14,119,581	14,119,581	11,556,446	11,556,446
Per Risk Classification: Below Investment Grade	14,119,581	14,119,581	11,556,466	11,556,466
Per Reference Entity: Brazilian Government	14,119,581	14,119,581	11,556,466	11,556,466

VI) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given in guarantee for transactions traded at B3 with own and third party derivative financial instruments is composed of federal public securities.

	09/30/2023	12/31/2022
Financial Treasury Bill - LFT	19,824,490	18,269,122
National Treasury Bill - LTN	2,172,531	3,291,246
National Treasury Notes - NTN	7,585,434	10,904,676
Total	29,582,455	32,465,044

b) Financial instruments - Sensitivity analysis

Risk man agement is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.

Financial instruments are segregated into trading portfolios (Trading Book) and banking portfolio (Banking Book), as carried out in the management of market risk exposure, in accordance with best market practices and criteria classification of operations and capital management of the Central Bank of Brazil. The trading book consists of all transactions with financial instruments and commodities, including derivatives, held for trading purposes. The banking portfolio consists of In structural operations arising from Banco Santander's various business lines and any hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading portfolios and banking.

Banco Santander performs the sensitivity analysis of financial instruments in accordance with CVM Instruction No. 475/2008, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize sensitivity values generated by the Bank's corporate systems Santander, referring to the trading portfolio and the banking portfolio, for each of the portfolio scenarios on September 30, 2023.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to variation in fixed interest rates	(8,319)	(226,181)	(452,363)
Coupon Interest Rate	Exposures subject to variation in interest rate coupon rates	(99)	(1,511)	(3,023)
Inflation	Exposures subject to variation in price index coupon rates	(390)	(34,861)	(69,723)
Coupon - US Dollar	Exhibitions subject to variation in the dollar coupon rate	(4,990)	(65,633)	(131,266)
Coupon - Other Currencies	Exposures subject to variation in foreign currency coupon rates	(359)	(5,525)	(11,051)
Foreign Currency	Exposures subject to Foreign Exchange	(3,812)	(95,294)	(190,589)
Eurobond/Treasury/Global	Exposures subject to variation in the interest rate of securities traded on the international market	(747)	(11,761)	(23,519)
Shares and Indexes	Exposures subject to Change in Shares Price	(1,920)	(48,008)	(96,015)
Commodities	Exposures subject to Change in Commodity Price	(50)	(1,256)	(2,512)
Total (1)		(20,686)	(490,030)	(980,061)

(1) Amounts net of tax effects.

Scenario 1: shock of +10 bps in interest curves and 1% for price changes (currencies);

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(70,549)	(2,169,865)	(4,799,148)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(25,655)	(769,413)	(1,718,449)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(37,697)	(498,667)	(925,514)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(9,434)	(113,773)	(219,145)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,519)	(22,510)	(45,207)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(32,896)	(435,355)	(899,054)
Foreign Currency	Exposures subject to Foreign Exchange	(206)	(5,157)	(10,313)
Total (1)		(177,956)	(4,014,740)	(8,616,830)

(1) Values calculated based on the consolidated information of the institutions.

Scenario 1: shock of +10 bps in interest curves and 1% for price changes (currencies);

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses by risk factor.

c) Off-balance funds under management

The Santander Conglomerate has funds under management, in which it does not have a significant stake, does not act as a "principal" and does not hold shares of these Funds. Based on the contractual relationship that governs the management of such funds, the third parties that hold the equity interest are those who are exposed, or have rights, to variable returns and have the ability to affect those returns through the power decisive. In addition, the Bank, as fund manager, analyzes the remuneration system, which is proportional to the service provided and therefore acts as "main".

Funds managed by the Santander Conglomerate not recorded on the balance sheet are the following:

	09/30/2023	12/31/2022
Funds under management	13,757,870	18,934,221
Managed funds	272,616,242	265,517,852
Total	286,374,112	284,452,073

d) Third-party securities held in custody

On September 30, 2023 and December 31, 2022, the Bank held debt securities and third-party securities in custody, totaling R$113,655,118 and R$48,918,436 respectively.

19.   Subsequent Events

a)     Distribution of Interest on Equity

The Board of Directors of Banco Santander, in a meeting held on October 10, 2023, approved the proposal of the Company's Executive Board, ad referendum of the Ordinary General Meetings to be held in 2024, the distribution of: (I) Interim Dividends, in the amount of R$ 380,000,000.00 (three hundred and eighty million reais) in accordance with Article 37, item II, of the Company's Bylaws, calculated based on the profit for the year calculated up to the balance sheet drawn up on September 30, 2023; and Interest on Equity, in accordance with articles 17, item XVIII and 37, § 2 of the Company's Bylaws, based on the profit for the year calculated up to the balance sheet drawn up on September 30, 2023, in the gross amount of R$ 1,120,000,000.00 (one billion, one hundred and twenty million reais). Interest on Equity will be fully attributed to the mandatory dividends to be distributed by the Company for the 2023 financial year.

b)    Capital Increase in the Luxembourg branch

On October 10, 2023, the Executive Board of Banco Santander Brasil approved the increase in capital allocated to the branch located in Luxembourg in the amount of USD 1,500,000,000.00 (one billion and five hundred million US dollars).

APPENDIX I – Condensed Consolidated Statement of Added Value

	01/01 to 09/30/2023		01/01 to 09/30/2022
Interest and similar income	95,654,433		84,520,329
Fee and commission income (net)	11,675,168		11,046,831
Impairment losses on financial assets (net)	(20,331,669)		(17,611,790)
Other income and expense	3,673,925		1,471,438
Interest expense and similar charges	(61,054,645)		(48,523,287)
Third-party input	(6,209,614)		(6,030,203)
Materials, energy and other	(466,835)		(680,354)
Third-party services	(4,531,096)		(4,678,740)
Impairment of assets	(141,308)		(108,084)
Other	(1,070,375)		(563,025)
Gross added value	23,407,598		24,873,318
Retention
Depreciation and amortization	(2,067,307)		(1,911,975)
Added value produced	21,340,291		22,961,343
Investments in affiliates and subsidiaries	161,232		134,382
Added value to distribute	21,501,523		23,095,725
Added value distribution
Employee	7,059,246	32.8%	6,459,694	28.0%
Compensation	5,036,764		4,605,603
Benefits	1,351,454		1,289,823
FGTS	405,273		369,787
Other	265,755		194,481
Taxes, fees and contributions	6,844,361	31.8%	5,202,446	22.5%
Federal	6,839,020		4,509,575
State	-		709
Municipal	5,341		692,162
Compensation of third-party capital - rental	164,880	0.8%	85	0.0%
Remuneration of interest on capital	7,433,036	34.6%	11,433,500	49.5%
Dividends and interest on capital	4,700,000		6,400,000
Profit Reinvestment	2,703,567		4,997,678
Profit (loss) attributable to non-controlling interests	29,469		35,822
Total	21,501,523	100.0%	23,095,725	100.0%

Performance Commentary

Dear Stockholders:

We present the Performance Commentary to the Condensed Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Banco) for the period ended September 30, 2023, prepared in accordance with the International Financial Reporting Standards (IFRS) standards issued by the Accountant Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (name of the International Financial Reporting Interpretations Committee – IFRIC).

1. Macroeconomic Environment

At the end of the third quarter of 2023, Banco Santander observed the median of economic agents' projections regarding the performance of the Brazilian economy indicating Brazilian GDP growth of 2.9% in 2023 - the same pace of expansion observed in the previous year. The projection for 2023 is higher than that observed at the end of the second quarter of 2023 (2.2%) and, in the Bank's assessment, the upward revision was caused by a new positive surprise recorded in 2Q23 resulting from the remaining effects of the sector's strong performance agriculture in 1Q23 and the expansion of aggregate demand in the wake of high resilience seen in the labor market. However, despite the positive surprise in the first half of the year, the dynamics of activities more linked to the economic cycle reinforced the perception that the economy is in a slowdown pace in the wake of the contractionary effects arising from the cycle of rising interest rates that began. in 2021 and ending in August 2022. In addition to the contribution of the agricultural sector and the maintenance of favorable conditions in the labor market, it seems to us that the prospect of GDP variation remaining in positive territory results from the maintenance of the fiscal stimuli that were implemented during throughout 2022 and which were partially extended at the beginning of 2023. The recently released economic activity data came in line with our estimate of GDP slowdown in the following quarters, but the more promising start of the year led us to revise our projection of expansion of Brazilian GDP from 1.9% to 2.5% in 2023.

In the third quarter of 2023, the Bank witnessed the interannual variation of the IPCA rise to 5.1% compared to the level of 3.2% observed at the end of June 2023. The recent increase in the interannual variation of the IPCA is compatible with the reversal (albeit partial) of temporary tax cuts introduced in the second half of 2022, which helped to reduce inflation year-on-year during the first half of 2023. However, despite this reversal of trajectory, we have seen marginal improvement in price dynamics, mainly with regard to services. Therefore, we revised our projection for the IPCA variation in 2023 from 5.2% to 4.7% between the end of the second quarter and the end of the third quarter. Although the result is higher than both the target and the ceiling of the tolerance interval stipulated in the monetary regime, we assess that the change in price dynamics ended up being the main factor for the Central Bank of Brazil to initiate a process of monetary easing and reduced the basic interest rate by 1.0 percentage point at the Copom meetings in the third quarter, bringing the Selic to 12.75% p.a. However, the Bank understands that the inflationary environment and the balance of risks still inspire caution on the part of the Brazilian monetary authority and that this approach increases the chance that inflation will converge to the targets established within the relevant time horizon for monetary policy. Mainly after the approval of the new fiscal framework, with the government signaling that it will increase the amount of public spending from this year onwards, which could make the disinflation process slower. In this sense, the Bank projects that the Selic rate will reach 11.75% p.a. at the end of 2023 and 9.50% p.a. at the end of 2024.

Regarding the behavior of the exchange rate, Banco Santander saw the exchange rate of the Brazilian currency against the US dollar fluctuate between R$4.70/US$ and R$5,05% in the third quarter and end the period quoted at R$5,01/US$. In other words, a level higher than the price of R$4.79/US$ verified at the end of 2Q23. In the Bank's view, the devaluation of the real resulted from the difficulty in approving measures complementary to the new fiscal framework, something that revived uncertainty regarding the trajectory of public debt in the medium term. In addition to domestic factors, we also had the consolidation of the perception that global monetary conditions will remain in a restrictive field for longer than previously imagined. The central banks of advanced economies (for example, the Federal Reserve in the USA and the Bank of England) have signaled that they will maintain their interest rates at a high level for a sufficiently long period to guarantee the convergence of inflation to lower levels. This background also affected the behavior of the real in the period. The volatility demonstrated by the real's trajectory is in line with our prediction that the exchange rate will have limited space to register significant appreciation in the coming years. In fact, we project that the exchange rate will reach R$5.10/US$ by the end of 2023 and R$5.25/US$ by the end of 2025.

The performances mentioned above took place in the midst of an international environment that the Bank considered unfavorable and which highlighted the following themes: 1) maintenance of inflationary pressures around the globe; 2) signaling of more extensive adjustment in monetary policy in advanced economies and; 3) frustration regarding the pace of recovery of the Chinese economy. In the domestic environment, Santander understands that the main themes were the following: 1) difficulty in advancing complementary proposals to support the new fiscal framework recently approved; 2) positive surprise with economic growth in 2Q23 derived from resilience in the job market and; 3) marginal improvement in inflationary dynamics, mainly in services, reinforcing the continuity of the cycle of interest cuts throughout 4Q23.

2. Performance

2.1) Corporate Net Income

Consolidated Income Statements (R$ Millions)	9Q23	9Q22	annual changes%	3Q23	2Q23	quarter changes %
Interest Net Income	34,599.8	35,997.0	(3.9)	12,203.6	9,837.2	24.1
Income from equity instruments	32.9	34.3	(4.0)	4.4	24.3	(82.0)
Income from companies accounted for by the equity method	161.2	134.4	20.0	55.3	48.2	14.8
Fees and Commission (net)	11,675.2	11,046.8	5.7	3,891.8	3,787.0	2.8
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	2,631.8	2,653.8	(0.8)	487.1	1,306.6	(62.7)
Other operating expense (net)	(629.3)	(406.1)	55.0	(244.2)	(155.3)	57.2
Total Income	48,471.6	49,460.2	(2.0)	16,398.0	14,848.0	10.4
Administrative expenses	(14,309.0)	(13,312.2)	7.5	(4,782.3)	(4,759.5)	0.5
Depreciation and amortization	(2,067.3)	(1,912.0)	8.1	(692.9)	(686.0)	1.0
Provisions (net)	(3,320.5)	(716.0)	363.8	(1,159.7)	(1,124.8)	3.1
Impairment losses on financial assets and other assets (net)	(20,473.0)	(17,719.9)	15.5	(6,297.1)	(6,092.1)	3.4
Gains (losses) on disposal of assets not classified as non-current assets held for sale	983.1	23.3	4,125.8	12.2	917.3	(98.7)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	17.1	126.3	(86.5)	19.3	(20.5)	(194.0)
Operating Profit Before Tax	9,302.0	15,949.8	(41.7)	3,497.3	3,082.3	13.5
Income taxes	(1,869.0)	(4,516.3)	(58.6)	(716.7)	(1,477.4)	(51.5)
Consolidated Net Income	7,433.0	11,433.5	(35.0)	2,780.7	1,604.9	73.3

The annualized return for the year based on the period's accounting result on average equity reached 8.85% in the third quarter of 2023. (14.12% on September 30, 2022).

2.2) Assets and Liabilities

Consolidated Balance Sheet (R$ Million)	Sep/23	Dec/22	annual changes %
Cash and Balances with the Brazilian Central Bank	24,543.1	22,003.4	11.5
Financial Assets Measured At Fair Value Through Profit Or Loss	223,501.9	145,515.3	53.6
Financial Assets Measured At Fair Value Through Other Comprehensive Income	52,983.2	55,425.7	(4.4)
Financial Assets Measured At Amortized Cost	726,461.2	663,824.4	9.4
Hedging Derivatives	-	1,741.3	(100.0)
Non-Current Assets Held For Sale	834.9	699.1	19.4
Investments in Associates and Joint Ventures	1,611.3	1,727.6	(6.7)
Tax Assets	51,351.8	46,446.0	10.6
Other Assets	6,233.8	8,274.5	(24.7)
Tangible Asset	7,327.9	8,190.8	(10.5)
Intangible Asset	32,104.8	31,602.7	1.6
TOTAL ASSETS	1,126,953.9	985,450.8	14.4
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	56,965.1	49,668.3	14.7
Financial Liabilities at Amortized Cost	922,406.9	795,284.1	16.0
Hedge Derivatives	975.2	0.0	100.0
Provisions	11,077.1	9,115.1	21.5
Tax Liabilities	8,175.7	7,810.8	4.7
Other Liabilities	13,603.5	12,892.3	5.5
TOTAL LIABILITIES	1,013,203.5	874,770.6	15.8
Shareholders' Equity Attributable to the Controller	113,365.6	110,182.8	2.9
Non-controlling interests	384.8	497.3	(22.6)
Total Equity	113,750.4	110,680.2	2.8
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,126,953.9	985,450.9	14.4

2.3) Stockholders’ Equity

As of September 30, 2023, Banco Santander's consolidated shareholders' equity increased by 2.8% compared to December 31, 2022.

The variation in Shareholders' Equity between September 30, 2023 and December 31, 2022 was mainly due to the negative equity valuation adjustment in employee benefit plans in the amount of R$432 million and net of tax effects on net income for the period in the amount of R$7,404 million and the positive equity valuation of financial assets measured at fair value through Cash Flow and Investment Gains and Losses in the amount of R$485 million and financial assets measured at fair value through other comprehensive income of R$24 million.

For additional information, see explanatory note to financial statements No. 11.

2.4) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), PR Tier I and Core Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, market risk and operational risk.

As established in CMN Resolution No. 4,958/2021, the PR requirement is 11.50%, including 8.00% Minimum Reference Equity, plus 2.50% Capital Conservation Additional and 1.00% Additional Systemic. The PR Level I is 9.50% and the Minimum Principal Capital is 8.00%. In continuity with the adoption of the rules established by CMN Resolution No. 4,955/2021, the calculation of capital indices is calculated in a consolidated manner based on information from the Prudential Conglomerate, the definition of which is established by CMN Resolution No. 4,950/2021, as demonstrated in follow:

Basel Index%	Set/23	Dec/22
Reference Equity Level I	79,340.7	75,943.7
Principal Capital	72,775.7	69,229.0
Supplementary Capital	6,565.0	6,714.7
Reference Equity Level II	13,679.9	13,109.8
Regulatory Capital (Tier I and II)	93,020.6	89,053.5
Credit Risk	559,687.3	559,230.6
Market Risk	30,152.9	19,332.1
Operational Risk	60,492.1	60,073.2
Total RWA	650,332.3	638,635.9
Basel Level I Ratio	12.20	11.89
Basel Principal Capital	11.19	10.84
Basel Regulatory Capital	14.30	13.94

(1) Credit risk exposures subject to calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by BCB Resolution 229, of May 12, 2022.

(2) Includes portions for market risk exposures subject to variations in interest rates (RWAjur1), foreign currency coupons (RWAjur2), price indices (RWAjur3), and interest rate coupons (RWAjur4), price of commodity goods (RWAcom), the price of shares classified in the trading portfolio (RWAacs), installments for exposure of gold, foreign currency and operations subject to exchange rate variation (RWAcam), and adjustment for derivatives arising from changes in the credit quality of the counterparty (RWAcva).

(3) Risk Weighted Assets or risk-weighted asset

2.5) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan portfolio prepared in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Bacen, for the period ended September 30, 2023, of Banco Santander's main subsidiaries:

Subsidiaries (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	59,550.1	20,457.2	1,774.0	55,980.0	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	17,213.9	4,399.0	1,796.4	-	100.00%
Santander Leasing S.A. Arrendamento Mercantil	15,748.3	10,704.9	562.8	2,999.2	100.00%
Return Capital Serviços de Recuperação de Crédito S.A.	7,523.0	6,488.4	662.6	-	100.00%
Esfera Fidelidade S.A.	3,020.0	132.4	594.4	-	100.00%

The financial statements of the Subsidiaries above were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in conjunction with the CMN, Bacen rules and model of the document provided for in the Accounting Plan of Cosif Institutions, of CVM, in which they do not conflict with the rules issued by Bacen, without the elimination of transactions with related companies.

3. Corporate Restructuring

During the quarter ended September 30, 2023 and the year ended December 31, 2022, several corporate movements were implemented in order to reorganize the operations and activities of entities in accordance with Banco Santander's business plan.

For additional information, see explanatory note to financial statements No. 2.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

Banco Santander Brasil's governance structure is made up of the Executive Board and its Executive Committee, made up of the Chief Executive Officers, Senior Executive Vice-Presidents and Executive Vice-Presidents, and the Board of Directors and its Advisory Committees, namely: Audit, Risks and Compliance, Sustainability, Compensation and Nomination and Governance.

For more information on the corporate governance practices adopted by Banco Santander Brasil and resolutions of the Board of Directors, see the electronic address www.santander.com.br/ri.

6. Risk Management

On february 23, 2017, Bacen published CMN Resolution No. 4,557, which provides for the risk and capital management structure (GIRC) coming into force in the same year. The resolution highlights the need to implement an integrated risk and capital management structure, definition of an integrated stress test program and Risk Appetite Statement (RAS - Risk Appetite Statement), creation of a Risk Committee, definition of a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for the information disclosure policy.

Banco Santander takes the necessary actions on a continuous and progressive basis, with a view to complying with the resolution. No relevant impacts arising from this standard were identified.

For more information, see explanatory note nº 18 of this publication.

Capital Management

Banco Santander's capital management structure relies on robust governance, which supports the processes related to this topic and establishes the attributions of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for effective capital management. Further details can be found in the Capital and Risk Management Structure, available on the Investor Relations website.

Internal Audit

Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.

Internal Audit is a permanent function, independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control, risk management processes and systems (currently or emerging) and government, thus helping to protect the organization's value, solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and cover risks inherent to Banco Santander's activity, the Internal Audit has a set of tools developed internally and which are updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the last audit rating, the degree of compliance with the recommendations and their dimension. The work programs, which describe the audit tests to be carried out, are reviewed periodically.

The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2023.

7. People

In our company we continue to take care of our people. After all, they are the ones who think, design, develop, interact and build what we want to be. This is the reason we invest in each of the 55,885 employees here in Brazil.

For the development of our people, the Corporate University – Academia Santander, works towards a strong, transversal culture, allowing everyone, online and in person, to improve what they already know and explore new possibilities. From mandatory certifications for certain functions to Digital Leadership courses, the most important thing is to leave your comfort zone and invest in yourself by expanding your knowledge and repertoire.

Our company supports leaders and managers so that they are close and available. This action is based on three pillars: Feedback, Open Chat and Personalized Recognition, ensuring alignment between everyone through recurring and frank conversations, career guidance and special moments to reward team growth.

Santander values a diverse environment, where each skill and difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Backgrounds, Experiences and Generations and the LGBTQIA+ pillar.

The professional and personal growth of our employees is also one of the pillars of our culture, which is why, in July we launched the new Santander Career Hub where employees can learn about our career possibilities and the necessary skills.

In the Customer sphere, we remain focused on offering the best products and services, in a Simple, Personal and Fair way.

In September we had Santander Week, which took place in all Santander units around the world. This year, our activities were focused on our TEAMS corporate behaviors (Think Customer – I think about the Customer, Embrace Change – I Drive Change, Act Now – I act quickly, Move Together – Teamwork and Speak Up – I speak openly). There were several activities and information with our employees and customers in mind. We were also able to emphasize Amigo de Valor, which supports public policies aimed at guaranteeing the rights of children and adolescents and allows the allocation of part of the income tax due directly to the Children and Adolescents' Rights Funds, in addition to volunteering actions of our employees throughout Brazil.

8. Sustainability

Our purpose is to contribute to the progress of people and businesses. At the same time, we want to support the construction of a fairer and more sustainable Brazil. We have a clear strategy for our environmental aspirations (to be a reference in sustainable business), social aspirations (working so that everyone has opportunities) and governance aspirations (having the best ESG management practices).

Environmental

We remain committed to supporting our customers in solutions for a low-carbon economy. In the year to date, we have enabled R$16,4 billion in sustainable businesses, including green bonds, Project Finance and products aimed at agribusiness and microcredit, for example.

Some highlights:

•         108 transactions approved, totaling R$6 billion in assets and R$7,1 billion in capital market operations.

•         32 training sessions carried out with commercial teams, with more than 1,000 people impacted.

•         More than 1 million active customers on Prospera, with growth of 28% (YoY). Already in the portfolio, we reached R$3 billion, growth of 22% (YoY).

•         Structuring the Sovereign Sustainable Finance Framework and mandated the first issuance of Green Treasury Bonds and participation in the issuance of R$7 billion green debentures by Eletrobras.

•         Membership of the Alliance for Sustainable Mobility to provide financial solutions that enhance the infrastructure necessary for electromobility and reduce barriers to purchasing an electric vehicle. Our first operation involved 300 BYD electric vehicles financed by Dahruj, a car rental company, to be used by company 99 taxi drivers.

•         Launch of the Sustainable Mobility & Innovation Award, together with Financeira, which aims to recognize our store owners and partner dealerships who work with ESG initiatives.

•         We acquired FIT Economia de Energia, a Hy Brazil Energia platform that connects clean energy generators to low voltage consumers (individuals, small and medium-sized companies). The operation will allow the Bank to offer renewable energy to individuals and small and medium-sized companies with a reduction in electricity bills.

Social

Between July and September 2023, we promoted important actions aimed at the communities where we operate.

In August 2023 we promoted the 5th edition of Preparadão, and the first edition in the format of an employability fair aimed at young people aged up to 24 with a family income of up to four minimum wages, looking for their first job. The event, held by Universia, a Santander Group company, which supports young people through education and access to the job market, took place at Santander Geração Digital, Santander Brasil's technology hub, in São Paulo, and was attended by more than 10 thousand registered. There were two days of debates and reflections on the future of work, training for the first job, diversity and technology. In parallel, the meeting also promoted interactions with more than 20 participating companies, including a real-time employability shark tank, with the main objective of promoting diversity, equity and inclusion.

In September 2023 we launched the 21st edition of Amigo de Valor, a program that works to guarantee the rights of children and adolescents who are in vulnerable situations. Santander customers can make donations or allocate part of the income tax due (individuals up to 6% and companies up to 1%). The campaign, which ends on November 24, has already raised more than R$19 million, which will impact around 10 thousand children and adolescents in municipalities with low or medium HDI (Human Development Index). To learn more and participate, visit https://www.santander.com.br/amigodevalor/adesao/.

We also promote Santander Week, which celebrates the corporate culture of Santander Brasil and its affiliates. Among the actions carried out, the mobilization of the Amigo de Valor program stands out, as well as activities and lectures focused on volunteering, mentoring for productive inclusion and financial education with social organizations and public school students.

Governance

With the entry of a new woman on the Board of Directors, the participation of women and independent members on the Board of Directors increased, now representing 36% and 54%, respectively.

In July 2023, we published our first Social, Environmental and Climate Risks and Opportunities Report (GRSAC), which describes Santander Brasil's social, environmental and climate risks and opportunities management structure for the year 2022, in compliance with BCB Resolution no. 139 of 9/15/2021.

In August 2023 we became part of IDIVERSA B3, the first Latin American index on the Brazilian stock exchange, focusing on race and gender, and which recognizes listed companies with outstanding diversity. The initial portfolio is made up of 79 assets from 75 companies. https://www.b3.com.br/pt_br/noticias/b3-lanca-primeiro-indice-de-diversidade-com-foco-em-genero-e-raca.htm

In August 2023, Grupo Santander won the Euromoney Award in the SMEs category, with emphasis on financial inclusion and emerging markets. Santander Brasil has direct participation due to financial inclusion and banking initiatives carried out in the country. https://www.euromoney.com/santander.

9. Independent Audit

Banco Santander's operating policy, including its subsidiaries, in contracting services not related to the audit of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the auditor's independence. This rationale provides for the following: (i) the auditor must not audit his own work, (ii) the auditor must not exercise managerial functions at his client, (iii) the auditor must not promote the interests of his client, and (iv) the need for approval of any services by the Bank's Audit Committee.

In compliance with Securities and Exchange Commission Instruction 162/2022, Banco Santander informs that in the quarter ended September 30, 2023, no services were provided by PricewaterhouseCoopers unrelated to independent audits of the Financial Statements of Banco Santander and controlled companies greater than 5% of total fees for independent audit services.

Furthermore, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include an assessment of the work performed, covering any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. Said assessment is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services not related to the audit of the Financial Statements by its independent auditors during the quarter ended September 30, 2023, did not affect the independence and objectivity in conducting the external audit examinations carried out at Banco Santander and other entities of the Group, since the principles indicated above were observed.

The Board of Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 10/24/2023).

Composition of Management Bodies

Administrative Council

Deborah Stern Vieitas - Counselor (independent)

Jose Antonio Alvarez Alvarez – Vice presidente

Angel Santodomingo Martell – Counselor

Deborah Patricia Wright - Counselor (independent)

Ede Ilson Viani– Counselor

José de Paiva Ferreira – Counselor

José Garcia Cantera – Counselor

Marilia Artimonte Rocca - Director (independent)

Mario Roberto Opice Leão – Counselor

Pedro Augusto de Melo - Director (independent)

Cristiana Almeida Pipponzi - Counselor

Audit Committee

Pedro Augusto de Melo – Coordinator

Maria Elena Cardoso Figueira – Qualified Technical Member

Andrea Maria Ramos Leonel – Member

Rene Luiz Grande – Member

Vania Maria da Costa Borgerth – Member

Risk and Compliance Committee

José de Paiva Ferreira – Coordinator

Jaime Leôncio Singer – Member

José Mauricio Pereira Coelho - Member

Sustainability Committee

Marilia Artimonte Rocca – Coordinator

Andrea Marques de Almeida – Member

Álvaro Antônio Cardoso de Souza – Member

Carlos Aguiar Neto – Member

Luiz Masagão Ribeiro Filho – Member

Tasso Rezende de Azevedo – Member

Vivianne Naigeborin – Member

Nomination and Governance Committee

Deborah Stern Vieitas – Coordinator

Deborah Patricia Wright – Member

José Antonio Alvarez Alvarez – Member

Cristiana Almeida Pipponzi - Member

Compensation Committee

Deborah Patricia Wright – Coordinator

Deborah Stern Vieitas – Member

Luiz Fernando Sanzogo Giorgi – Member

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Gustavo Alejo Viviani

Vice-President Executive Officers

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Carlos José da Costa André

Ede Ilson Viani

Germanuela de Almeida de Abreu

Jean Pierre Dupui

Gilberto Duarte de Abreu Filho

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Ana Paula Vitali Janes Vescovi

Ana Paula Neves Granieri Domenici

André Juaçaba de Almeida

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Daniel Mendonça Pareto

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Flávia Davoli

Geraldo José Rodrigues Alckmin Neto

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Leonardo Mendes Cabral

Luiz Masagão Ribeiro Filho

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Paulo Fernando Alves Lima

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licariao Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki

Accountant

Camilla Cruz Oliveira de Souza – CRC Nº 1SP – 256989/O-0

Declaration of directors on the financial statements

In order to comply with the provisions of article 27, paragraph 1, item VI, of Instruction of the Securities Commission (CVM) 80, of March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander) declare that they discussed, reviewed and agreed with the Financial Statements prepared by the BRGAAP criteria of Banco Santander, related to the semester ended september 30, 2023, and the documents that compose them, namely: Management Report, balance sheets, income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, pursuant to Law no. 6,404, of December 14, 1976 (Brazilian Corporate Law), the rules of the National Monetary Council, of the Central Bank of Brazil in accordance with the model of the Accounting Plan for Institutions of the National Financial System (COSIF) and other applicable regulations and laws. The aforementioned Financial Statements and the documents that compose them were subject to an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors and a favorable opinion by the Bank's Audit Committee.

Members of the Executive Board of Banco Santander on september 30, 2023:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Gustavo Alejo Viviani

Vice-President Executive Officers

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Carlos José da Costa André

Ede Ilson Viani

Germanuela de Almeida de Abreu

Jean Pierre Dupui

Gilberto Duarte de Abreu Filho

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Ana Paula Vitali Janes Vescovi

Ana Paula Neves Granieri Domenici

André Juaçaba de Almeida

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Daniel Mendonça Pareto

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Flávia Davoli

Geraldo José Rodrigues Alckmin Neto

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Leonardo Mendes Cabral

Luiz Masagão Ribeiro Filho

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Paulo Fernando Alves Lima

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki

Statement by the Directors on the Independent Auditors' Report

In order to comply with the provisions of article 27, paragraph 1, item VI, of Instruction of the Securities Commission (CVM) 80, of March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander) declare that they have discussed, reviewed and agreed with the Financial Statements of Banco Santander, for the first half ended on september 30, 2023, prepared in accordance with the criteria IFRS (International Financial Reporting Standards) and the documents that comprise them, namely: Performance Comment, consolidated balance sheet, consolidated statements of income, consolidated statements of comprehensive income, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with the accounting standards adopted in Brazil, pursuant to Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law), the international financial reporting standards issued by the International Accounting Standards Board (IASB). The aforementioned Financial Statements and the documents that compose them were subject to an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors and a favorable opinion by the Bank's Audit Committee.

Members of the Executive Board of Banco Santander on september 30, 2023:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Gustavo Alejo Viviani

Vice-President Executive Officers

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Carlos José da Costa André

Ede Ilson Viani

Germanuela de Almeida de Abreu

Jean Pierre Dupui

Gilberto Duarte de Abreu Filho

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Ana Paula Vitali Janes Vescovi

Ana Paula Neves Granieri Domenici

André Juaçaba de Almeida

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Daniel Mendonça Pareto

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Flávia Davoli

Geraldo José Rodrigues Alckmin Neto

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Leonardo Mendes Cabral

Luiz Masagão Ribeiro Filho

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Paulo Fernando Alves Lima

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 30, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer Without Specific Designation

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Vice - President Executive Officer